SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

RARE Hospitality International, Inc.

(Name of Subject Company)

RARE Hospitality International, Inc.

(Name of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

753820109

(CUSIP Number of Class of Securities)

W. Douglas Benn

Chief Financial Officer

8215 Roswell Road, Bldg. 600

Atlanta, Georgia 30350

Telephone: (770) 399-9595

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Cathy D. Hampton Vice President, General Counsel and Corporate Secretary RARE Hospitality International, Inc. 8215 Roswell Road, Building 600 Atlanta, Georgia 30350 Telephone: (770) 551-5469	William H. Avery Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309 Telephone : (404) 881-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

The name of the subject company is RARE Hospitality International, Inc., a Georgia corporation (the “Company” or “RARE”). The address of the principal executive offices of the Company is 8215 Roswell Road, Bldg. 600, Atlanta, Georgia 30350. The telephone number of the Company at its principal executive offices is (770) 399-9595.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and schedules hereto, this “Statement”) relates is the common stock, no par value, of the Company (the “Shares”) and the associated Series A Junior Participating Preferred Stock Purchase Rights issued pursuant to the Rights Agreement, dated November 4, 1997, by and between the Company and Computershare Trust Company, N.A., as successor rights agent to SunTrust Bank, Atlanta, as amended. As of August 16, 2007, there were 30,627,146 Shares outstanding.

Item 2.	Identity and Background of Filing Person.

The filing person is the subject company. The Company’s name, business address and business telephone number are set forth in Item 1 above.

This Statement relates to the tender offer by Surf & Turf Merger Corp. (“Offeror”), a Georgia corporation and wholly-owned subsidiary of Darden Restaurants, Inc., a Florida corporation (“Darden Restaurants”), to acquire each issued and outstanding Share of the Company in exchange for $38.15 per Share, net to the seller in cash (the “Offer Price”), without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 31, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.” The Offer was commenced on August 31, 2007 and expires at 12:00 midnight, New York City time, at the end of September 28, 2007, unless it is extended in accordance with its terms. The Offer is conditioned on, among other things, there being validly tendered and not withdrawn before the expiration of the Offer that number of Shares that represents at least a majority of the Shares on a fully diluted basis (assuming conversion or exercise of all derivative securities of the Company, regardless of the conversion or exercise price or other terms and conditions thereof) (the “Minimum Condition”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, together with the exhibits and annexes thereto, the “Schedule TO”), filed by Darden Restaurants and Offeror with the Securities and Exchange Commission (the “SEC”) on August 31, 2007. The Offer to Purchase and the related Letter of Transmittal have been filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) thereto, respectively.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 16, 2007, among the Company, Darden Restaurants and the Offeror (the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as reasonably practicable following the satisfaction or waiver of the conditions set forth therein, including the completion of the Offer, the Offeror will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) and as a wholly-owned subsidiary of Darden Restaurants. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than (i) treasury Shares and Shares that are owned by Darden Restaurants, the Offeror or any other wholly-owned subsidiary of Darden Restaurants or (ii) Shares that are owned by shareholders who have properly exercised dissenters’ rights under Article 13 of the Georgia Business Corporation Code (the “GBCC”) or (iii) restricted Shares that are converted into restricted shares of Darden Restaurants common stock) will be converted into the right to receive cash in the amount of the Offer Price, without interest (the “Merger Consideration”). A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Darden Restaurants and Offeror are located at 5900 Lake Ellenor Drive, Orlando, Florida 32809, and the telephone number at such principal executive offices is (407) 245-4000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

The information contained in the Information Statement attached hereto as Schedule II is incorporated herein by reference. Each material agreement, arrangement or understanding and any actual or potential conflict of interest between the Company or its affiliates and (a) the Company’s executive officers, directors or affiliates or (b) Darden Restaurants, the Offeror or their respective executive officers, directors or affiliates, is either incorporated herein by reference as a result of the previous sentence or described below.

The Merger Agreement. The summary of the Merger Agreement and the description of the conditions to the Offer are contained in Sections 11 and 14, respectively, of the Offer to Purchase (which is being mailed to the Company’s shareholders together with this Statement), which section is hereby incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is hereby incorporated herein by reference.

Confidentiality Agreement. In connection with Darden Restaurants’ due diligence investigation of the Company, a Confidentiality Agreement, dated May 17, 2007 (the “Confidentiality Agreement”), was entered into between the Company and Darden Restaurants. The Confidentiality Agreement contains customary provisions pursuant to which Darden Restaurants has agreed to keep confidential all non-public, confidential information relating to the Company disclosed to it by the Company. This summary is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(2) to this Statement and is hereby incorporated herein by reference.

Company Stock Plans.

The Company maintains the following stock plans: LongHorn Steaks, Inc. Amended and Restated 1992 Incentive Plan, the RARE Hospitality International, Inc. 1997 Long-Term Incentive Plan (“1997 Plan”), the RARE Hospitality International, Inc. Amended and Restated 2002 Long-Term Incentive Plan (“2002 Plan”) (that includes as a subplan the Amended and Restated Stock Plan for Non-Employee Directors) and the RARE Hospitality International, Inc. 1996 Stock Plan for Outside Directors. In addition, 17,250 options are outstanding outside of the plans listed above, and such options were granted on the same terms as those granted under the 1997 Plan (collectively, all of the foregoing being referred to as the “Company Stock Plans”). Stock options, restricted stock and performance-based restricted stock units remain outstanding under the Company Stock Plans.

Stock Options. The Merger Agreement provides that at the Effective Time, each unexercised stock option outstanding under the Company Stock Plans (the “Company Stock Options”) will be converted automatically into options to acquire shares of Darden Restaurants common stock. Darden Restaurants will assume each Company Stock Option subject to the terms of the Company Stock Plans and the applicable option agreements. From and after the Effective Time, the number of shares of Darden Restaurants common stock purchasable upon the exercise of each outstanding Company Stock Option will be equal to the product of (i) the number of shares of Company common stock that were purchasable upon exercise of such Company Stock Option immediately prior to the Effective Time and (ii) the “exchange ratio.” The “exchange ratio” means the quotient determined by dividing the Merger Consideration by the Darden Restaurants share price (the “Exchange Ratio”). The exercise price per share of Darden Restaurants common stock under each Company Stock Option will be determined by dividing (1) the exercise price per share of Company common stock of each Company Stock Option immediately prior to the Effective Time by (2) the Exchange Ratio.

Pursuant to the Merger Agreement, each unvested Company Stock Option will vest on the first to occur of the following: (i) for all option holders other than individuals employed by the Company as regional directors, regional managers, regional vice presidents, managing partners and general managers, the date that is 60 days following the Effective Time, subject to such individual’s continued employment through such date; (ii) the date on which such Company Stock Options would vest in accordance with their terms (disregarding for this purpose any provision for acceleration of equity awards contained in any employment agreement, change in control agreement or similar agreement in effect between the Company and a holder); and (iii) if Darden Restaurants offers an employment letter to a holder of a Company Stock Option and such holder accepts such employment offer, on the later of (a) a holder’s acceptance of such employment offer letter or (b) the Effective Time. Pursuant to the terms of the Company Stock Plans, all unvested Company Stock Options are subject to accelerated vesting if the holder’s employment is terminated without “cause” or the holder resigns for “good reason” within two years after the Effective Time.

The number of outstanding Company Stock Options held by each of the Company’s executive officers is as follows: Philip J. Hickey, Jr., 844,879; Eugene I. Lee, Jr., 537,549; W. Douglas Benn, 374,423; Thomas W. Gathers, 124,553; David C. George, 169,469; M. John Martin, 89,125; Benjamin A. Waites, 71,666; Cathy D. Hampton, 10,753.

Restricted Stock. The Merger Agreement provides that each share of restricted stock outstanding under the Company Stock Plans (the “Company Restricted Shares”) as of the Effective Time will be converted into a number of restricted shares of Darden Restaurants common stock equal to the Exchange Ratio and will otherwise remain subject to the terms (including vesting terms) of the applicable Company Stock Plans and the agreements evidencing the Company Restricted Share grant.

Pursuant to the Merger Agreement, the Company Restricted Shares will vest on the first to occur of the following: (i) for all holders of Company Restricted Shares other than regional directors, regional managers, regional vice presidents, managing partners and general managers, the date that is 60 days following the Effective Time, subject to such individual’s continued employment through such date; (ii) for regional managers of LongHorn Steakhouse and Regional Directors of The Capital Grille, solely with respect to any Company Restricted Shares which would have vested in accordance with their normal vesting schedule within the twelve-month period following the Effective Time, on the Effective Time; (iii) the date on which such Company Restricted Shares would vest in accordance with their terms (disregarding for this purpose any provision for acceleration of equity awards contained in any employment agreement, change in control agreement or similar agreement in effect between the Company and a holder); and (iv) if Darden Restaurants offers an employment letter to a holder of Company Restricted Shares and such holder accepts such employment offer, on the later of (a) a holder’s acceptance of such employment offer letter or (b) the Effective Time. Pursuant to the terms of the Company Stock Plans, all restrictions on Company Restricted Shares lapse if the holder’s employment is terminated without “cause” or the holder resigns for “good reason” within two years after the Effective Time.

The number of Company Restricted Shares held by each of the Company’s executive officers is as follows: Philip J. Hickey, Jr., 26,976; Eugene I. Lee, Jr., 19,573; W. Douglas Benn, 9,786; Thomas W. Gathers, 5,271; David C. George, 5,337; M. John Martin, 5,091; Benjamin A. Waites, 3,846; Cathy D. Hampton, 3,215.

Performance-Based Restricted Stock Units. The Merger Agreement provides that all performance-based restricted stock units outstanding under the Company Stock Plans (the “Company Performance-Based Restricted Stock Units”) will be converted automatically into an award with respect to shares of Darden Restaurants common stock and Darden Restaurants will assume all obligations with respect to the Company Performance-Based Restricted Stock Units.

At the Effective Time, (i) (A) one-half of the target amount of shares of Company common stock to be issued with respect to each award of Company Performance-Based Restricted Stock Units granted in 2006 and (B) one-sixth of the target amount of shares of Company common stock to be issued with respect to each award of Company Performance-Based Restricted Stock Unit granted in 2007 will vest (become non-forfeitable) and be converted into restricted stock units based on shares of Darden Restaurants common stock at the Effective Time, and will be settled on January 2, 2008, and (ii) subject to the holders’ continued employment through the applicable settlement date, the remaining number of shares of Company common stock to be issued based on the respective target amounts of each such award of Company Performance-Based Restricted Stock Units will be issued in Darden Restaurants common stock on the original target vesting date (as set forth in the respective Performance-Based Restricted Stock Unit Agreement) without regard to any performance based condition, provided, however, that, subject to an applicable holder’s affirmative waiver of any rights to any other accelerated vesting with respect to such Company Performance-Based Restricted Stock Units, upon a termination of a holder’s employment following the Effective Time by the Darden Restaurants without cause the holder will vest, under Company Performance-Based Restricted Stock Units granted in each of 2006 and 2007, in a number of Company Performance-Based Restricted Stock Units equal to the product of (x) the remaining number of shares of Company common stock to be issued based on the respective target amounts of each such award of Company Performance-Based Restricted Stock Units and (y) a fraction, the numerator of which is the number of whole months that have elapsed between the Effective Time and the date of such termination of employment and the denominator of which is the number of whole months between the Effective Time and the original target vesting date. From and after the Effective Time, the number of shares of Darden Restaurants common stock subject to each outstanding Company Performance-Based Restricted Stock Unit will be equal to the product of (1) the number of shares of Company common stock that were related to such Company Performance-Based Restricted Stock Unit at target immediately prior to the Effective Time and (2) the Exchange Ratio.

The target number of Company Performance-Based Restricted Stock Units held by each of the Company’s executive officers is as follows: Philip J. Hickey, Jr., 32,788; Eugene I. Lee, Jr., 22,215; W. Douglas Benn, 11,107; Thomas W. Gathers, 6,310; David C. George, 7,256; M. John Martin, 5,553; Benjamin A. Waites, 5,048; Cathy D. Hampton, 0.

Amended and Restated Executive Officer Performance Incentive Plan. Mr. Philip J. Hickey, Jr. and Mr. Eugene I. Lee, Jr. have been awarded annual incentive cash bonus opportunities for fiscal year 2007 under the Company’s Amended and Restated Executive Officer Performance Incentive Plan (the “Performance Plan”). Under the terms of the Performance Plan, in the event of a change in control, these officers will be entitled to a prorated bonus payment if the Company’s year-to-date achievement of the relevant performance goal, extrapolated over the full annual performance period, would result in the performance goal being satisfied.

Deferred Compensation Plan. The Company’s executive officers participate in the Company’s Deferred Compensation Plan, which provides that in the event of a change in control, a participant’s deferred account balance will be distributed to the participant in a lump sum eight months following the change in control, unless the participant elects to have his or her account balance distributed in accordance with his or her original deferral election.

Employee Benefit Matters. With respect to employee benefit matters, the Merger Agreement provides that for a period of twelve months following the Effective Time, the employees of the Company and its subsidiaries who remain in the employment of the Company (as the Surviving Corporation) and its subsidiaries (the “Continuing Employees”) will receive employee welfare and retirement benefits, in the aggregate, and base pay that, is substantially similar to either those provided by Darden Restaurants and its subsidiaries to similarly situated employees of Darden Restaurants or its subsidiaries or those provided or paid by the Company and its subsidiaries immediately prior to the Effective Time, it being understood that nothing in the Merger Agreement will require Darden Restaurants or the Surviving Corporation to continue any specific employee benefit plans or to continue the employment of any specific person. However, neither Darden Restaurants nor the Company nor any of their subsidiaries shall have any obligation to issue, continue or adopt any plans or arrangements providing for the issuance of, shares of capital stock, warrants, options, stock appreciation rights or other rights in respect of any shares of capital stock of any entity or any securities convertible or exchangeable into such shares pursuant to any such plans or arrangements and no plans or arrangements of the Company or any of its subsidiaries providing for such issuance shall be taken into account in determining whether employee benefits are substantially similar in the aggregate. The Merger Agreement also provides that the service of each Continuing Employee with the Company shall be recognized by Parent and the Surviving Corporation as if such service had been performed with Darden Restaurants with respect to any plans or programs in which Continuing

Employees are eligible to participate after the Effective Time (i) for purposes of eligibility to participate and vesting (but not benefit accrual) under any defined benefit pension plan, if any, (ii) for purposes of eligibility for, and the amount of, vacation and any other paid time off plan or policy, (iii) for purposes of eligibility and participation under any defined contribution plan or health or welfare plan (other than any post-employment health or post-employment welfare plan), (iv) for purposes of eligibility for any company matching contributions, and (v) unless covered under another arrangement with or of the Company, for the purpose of determining eligibility for, and the amount of, any severance payable under any severance plan of general application, except, in each case, to the extent such treatment would result in duplicative benefits.

Indemnification of Directors and Officers. Pursuant to the Merger Agreement, Darden Restaurants will cause the Company (as the Surviving Corporation) to assume the obligations with respect to all rights to indemnification and exculpation from liabilities, including advancement of expenses, whether asserted or claimed prior to, at or after the Effective Time, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and its subsidiaries (“Covered Persons”) as provided in the articles of incorporation and bylaws of the Company, the organizational documents of any subsidiary of the Company or any written indemnification between the Covered Persons and the Company (in each case as in effect on the date of the Merger Agreement) and such obligations will survive the Merger and will continue in full force and effect in accordance with their terms. In the Merger Agreement, Darden Restaurants also has agreed to (i) unconditionally guarantee such indemnification obligations of the Company and (ii) maintain in effect, for a period of six (6) years after the Effective Time, provisions in the Articles of Incorporation and Bylaws of the Surviving Corporation no less favorable than the provisions with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of the Company and its subsidiaries for acts or omissions occurring at or prior to the Effective Time, contained in the Bylaws and Articles of Incorporation of the Company. The Merger Agreement also provides that the Covered Persons are intended third-party beneficiaries of these provisions and that these provisions may be enforced by Covered Persons.

Directors’ and Officers’ Insurance. Pursuant to the Merger Agreement, Darden Restaurants will cause the Surviving Corporation to maintain, for a period of years after the Effective Time, the Company’s directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy on terms no less favorable than those of such policy in effect on the date of the Merger Agreement; provided, however, such insurance coverage is required to be maintained only to the extent that the coverage can be maintained at an aggregate cost of not greater than 250% of the annual premiums currently paid by the Company for such insurance; provided, further, that in the event such coverage cannot be obtained for such amount or less in the aggregate, Darden Restaurants shall be obligated to provide the greatest amount of substantially equivalent coverage as may be obtained for such aggregate amount. The Merger Agreement also provides that the Covered Persons are intended third-party beneficiaries for purposes of this provision and that this provision may be enforced by Covered Persons.

Employment Contracts. Currently, each of the Company’s executive officers is a party to an employment agreement that provides for benefits upon a “Change in Control.” The purchase of Shares by Offeror in connection with the Offer would constitute a “Change in Control” under each of these employment agreements.

Through its subsidiary, RARE Hospitality Management, Inc., the Company and Philip J. Hickey, Jr., Chairman of the Board of Directors of the Company (the “Board” or the “Board of Directors”) and Chief Executive Officer of the Company, are parties to an employment agreement dated April 28, 2003, which was most recently amended on December 15, 2006. In the event that, within 18 months following a Change in Control, Mr. Hickey, Jr.’s employment is terminated by the Company other than for cause, death or disability or Mr. Hickey, Jr.’s responsibilities are substantially reduced or the Company moves its corporate headquarters away from Atlanta, GA and Mr. Hickey, Jr. resigns as a result of such action, (i) Mr. Hickey, Jr. will receive a lump sum payment equal to the average of his bonus for the two prior fiscal years, and he will continue to receive his then base salary for a period of 36 months, (ii) all of Mr. Hickey Jr.’s stock options and restricted stock that otherwise would have vested solely with the passage of time within 24 months after such termination will become immediately vested and exercisable, and any such stock options shall thereafter continue or expire in accordance with their original terms, and (iii) the Company will continue to provide health and welfare benefits to Mr. Hickey, Jr. and his immediate family for a period of 18 months after the termination date.

Through its subsidiary, RARE Hospitality Management, Inc., the Company and Eugene I. Lee, Jr., President and Chief Operating Officer of the Company, are parties to an employment agreement dated April 28, 2003, which was most recently amended on December 15, 2006. In the event that, within 18 months following a Change in Control, Mr. Lee, Jr.’s employment is terminated by the Company other than for cause, death or disability or Mr. Lee, Jr.’s responsibilities are substantially reduced or the Company moves its corporate headquarters away from Atlanta, GA and Mr. Lee, Jr. resigns as a result of such action, (i) Mr. Lee, Jr. will receive a lump sum payment equal to the average of his bonus for the two prior fiscal years, and he will continue to receive his then base salary for a period of 36 months, (ii) all of Mr. Lee, Jr.’s stock options and restricted stock that otherwise would have vested solely with the passage of time within 24 months after such termination will become immediately vested and exercisable, and any such stock options shall thereafter continue or expire in accordance with their original terms, and (iii) the Company will continue to provide health and welfare benefits to Mr. Lee, Jr. and his immediate family for a period of 18 months after the termination date.

Through its subsidiary, RARE Hospitality Management, Inc., the Company and W. Douglas Benn, Executive Vice President, Finance and Chief Financial Officer of the Company, are parties to an employment agreement dated April 28, 2003, which was most recently amended on December 15, 2006. In the event that, within 18 months following a Change in Control, Mr. Benn’s employment is terminated by the Company other than for cause, death or disability, or Mr. Benn’s responsibilities are substantially reduced or the Company moves its corporate headquarters away from Atlanta, GA and Mr. Benn resigns as a result of such action, (i) Mr. Benn will receive a lump sum payment equal to the average of his bonus for the two prior fiscal years, and he will continue to receive his then base salary for a period of 24 months, (ii) all of Mr. Benn’s stock options and restricted stock that otherwise would have vested solely with the passage of time within 24 months after such termination will become immediately vested and exercisable, and any such stock options shall thereafter continue or expire in accordance with their original terms, and (iii) the Company will continue to provide health and welfare benefits to Mr. Benn and his immediate family for a period of 18 months after the termination date. In connection with the execution of the Merger Agreement, the Company and Mr. Benn have entered into a Fifth Amendment to Mr. Benn’s employment agreement that provides that subject to Mr. Benn’s continued employment through the Expiration Date (unless an earlier date is determined by the Company) and in lieu of the payment otherwise due to Mr. Benn if the employment agreement is not renewed by the Company before January 1, 2008, Mr. Benn will be entitled to a lump sum payment equal to $405,700. In addition, this amendment provides that (x) for purposes of the payments payable in the event that Mr. Benn’s employment is terminated by the Company following a Change in Control, the lump sum based upon average bonuses paid will be based upon the average bonus paid to Mr. Benn with respect to 2005 and 2006 and (y) with respect to Performance Based Restricted Stock Units, Mr. Benn’s sole accelerated vested benefit will be equal to one-half of the target amount of shares to be issued with respect to awards granted to him in 2006 and one-sixth of the target amount of shares to be issued with respect to the award granted to him in 2007.

Through its subsidiary, Capital Grille Holdings, Inc., the Company and M. John Martin, President-The Capital Grille, entered into an employment agreement dated October 27, 2004. In the event that within 12 months following a Change in Control the Company demotes Mr. Martin without cause, effects an involuntary transfer to a location more than 50 miles from Mr. Martin’s place of residence, or terminates his employment without cause, Mr. Martin will receive a lump sum payment equal to the sum of his bonus for the prior fiscal year and his then-current annual base salary.

Through its subsidiary, RARE Hospitality Management, Inc., the Company and Thomas W. Gathers, Executive Vice President, Human Resources of the Company, are parties to an employment agreement dated April 28, 2003, which was most recently amended on December 15, 2006. In the event that, within 18 months following a Change in Control, Mr. Gathers’ employment is terminated by the Company other than for cause, death or disability or Mr. Gathers’ responsibilities are substantially reduced and Mr. Gathers resigns as a result of such action, (i) Mr. Gathers will receive a lump sum payment equal to the average of his bonus for the two prior fiscal years, and he will continue to receive his then base salary for a period of 24 months, (ii) all of Mr. Gathers’ stock options and restricted stock that otherwise would have vested solely with the passage of time within 24 months after such termination will become immediately vested and exercisable, and any such stock options shall thereafter continue or expire in accordance with their original terms, and (iii) the Company will continue to provide health and welfare benefits to Mr. Gathers and his immediate family for a period of 18 months after the termination date.

RARE Hospitality Management, Inc., the Company and David C. George, President-LongHorn Steakhouse, are parties to an employment agreement dated October 27, 2004. In the event that, within 12 months following a Change in Control, the Company demotes Mr. George other than for cause, effects an involuntary transfer to a location more than fifty (50) miles from Mr. George’s residence or Mr. George’s employment is terminated by the Company other than for cause, Mr. George will receive a lump sum payment of (i) his annual salary on the date of termination, and (ii) an amount equal to the bonus paid to Mr. George for the calendar year immediately preceding the year in which the termination occurs.

Through its subsidiary, RARE Hospitality Management, Inc., the Company and Mr. Benjamin Waites, Vice President, Finance of the Company, are parties to an employment agreement dated December 15, 2003. In the event that, within 12 months following a Change in Control, the Company demotes Mr. Waites other than for cause, effects an involuntary transfer to a location more than fifty (50) miles from Mr. Waites’ residence or Mr. Waites’ employment is terminated by the Company other than for cause, Mr. Waites will receive the base salary owed to Mr. Waites but unpaid for performance rendered as of the date of the termination of employment and a lump sum payment of (i) his annual salary on the date of termination, and (ii) an amount equal to the bonus paid to Mr. Waites for the calendar year immediately preceding the year in which the termination occurs.

Through its subsidiary, RARE Hospitality Management, Inc., the Company and Cathy D. Hampton, Vice President, General Counsel and Secretary of the Company, are parties to an employment agreement dated March 6, 2007. In the event that, within 12 months following a Change in Control, the Company demotes Ms. Hampton other than for cause, effects an involuntary transfer to a location more than fifty (50) miles from Ms. Hampton’s residence or Ms. Hampton’s’ employment is terminated by the Company other than for cause, Ms. Hampton will receive the base salary owed to Ms. Hampton but unpaid for performance rendered as of the date of the termination of employment and a lump sum payment of (i) her annual salary on the date of termination, and (ii) an amount equal to the bonus paid to Ms. Hampton for the calendar year immediately preceding the year in which the termination occurs.

Although certain members of the Company’s current management team may enter into new arrangements, including arrangements pursuant to the agreements discussed below with Darden Restaurants or its affiliates regarding employment (and severance arrangements), there can be no assurance that any parties will reach an agreement. These matters are subject to negotiation and discussion and no terms or conditions have been finalized. Any new arrangements are currently expected to be entered into at or prior to the Effective Time and would not become effective until the Effective Time.

Proposed Employment Terms with Darden Restaurants. In connection with the execution of the Merger Agreement, Darden Restaurants entered into letter agreements with each of Messrs. Gene Lee, David George, and John Martin that offer employment to such executives effective as of the Effective Time. Pursuant to the offer letters, Mr. Lee will serve as President, Specialty Restaurant Group; Mr. George will serve as President, Longhorn; and Mr. Martin will serve as President, The Capital Grille.

The offer letters provide Messrs. Lee, George, and Martin with an annual base salary of $500,000, $375,000, and $375,000, respectively, and an annual bonus opportunity under Darden Restaurants’ Management Incentive

Plan equal to 60 percent, 55 percent, and 43 percent, respectively, of their respective base salaries. Each executive’s 2008 fiscal year bonus will be prorated to reflect the partial year of participation in the Management Incentive Plan from the closing of the Merger, but will be guaranteed at not less than target. Each executive will be eligible for company-paid benefits under Darden Restaurant’s Relocation and Real Estate Assistance Program.

In addition, the offer letters provide Messrs. Lee, George, and Martin with a sign on bonus of $150,000, $200,000, and $200,000, respectively, and an initial equity compensation grant of stock options to acquire shares of Darden Restaurants common stock and restricted shares of Darden Restaurants common stock with a grant date value of $2,861,400, $801,350, and $572,700, respectively. Two-thirds of the initial equity compensation grant, by value, will consist of stock options and the remaining one-third to consist of restricted shares. The restricted stock will cliff vest on the fourth anniversary of the date of grant, subject to the executive’s continued employment through such date. For Messrs. Lee and George, one-half of the options will vest on each of the third and fourth anniversaries of the date of grant, subject to the executive’s continued employment through such date; for Mr. Martin, one-third of the options will vest on each of the second, third and fourth anniversaries of the date of grant, subject to the executive’s continued employment through such date. If any executive’s employment is terminated by Darden Restaurants without “cause” during the three-year period following the merger, such executive will be provided with 18 months of salary continuation, continued access to group life and health benefits and continued vesting in stock options and restricted stock.

In consideration for these benefits, the executives relinquish their rights under their existing employment agreements; however, the non-competition, non-solicitation of employees, non-hire of employees and confidentiality covenants of their existing agreements will continue to apply to the executives during their employment and for a specified period thereafter. Specifically, each of the executives will be subject to: a non-solicitation of employees covenant and a confidentiality covenant during their employment and for 24 months thereafter; a non-competition covenant during their employment and for the 12 months (18 months in the case of Mr. Lee) thereafter; and a non-hire of employees covenant during their employment and for the 12 months (24 months in the case of Mr. Lee) thereafter.

Also in connection with the execution of the Merger Agreement, Darden Restaurants entered into a Consulting Agreement with Philip J. Hickey, Jr. providing that Mr. Hickey will provide consulting services as requested by Darden Restaurants for one year following the Effective Time. The Consulting Agreement provides that Mr. Hickey will be paid a consulting fee of $93,500 per quarter in addition to reimbursement for his reasonable out-of-pocket expenses in performing the consulting services. As provided in the Consulting Agreement, Mr. Hickey will remain entitled to benefits upon termination of his employment following a Change in Control pursuant to his existing employment agreement with the Company. Upon the Effective Time, Mr. Hickey’s employment agreement with the Company other than the payment of termination amounts as provided following a Change in Control, and provisions relating to non-competition, confidentiality, non-solicitation of employees, hiring of employees, property of the Company and ownership of developments will terminate.

Board Designees. The Merger Agreement provides that, promptly upon the acceptance of any Shares for payment by Offeror (the “Appointment Time”), and from time to time thereafter and subject to certain requirements discussed in this paragraph below, Offeror is entitled to designate up to such number of directors, rounded to the next whole number, as will give Offeror representation on the Board of Directors equal to the product of the total number of directors on the Board of Directors (giving effect to any increase in the number of directors so elected pursuant to the Merger Agreement) and the percentage that such number of Shares beneficially owned by Darden Restaurants or its affiliates bears to the total number of Shares then outstanding. The Company shall, upon Offeror’s request, promptly take all actions necessary to cause such designees to be so elected to the Board of Directors, including, if necessary, by seeking and accepting the resignation of such number of directors or increasing the size of the Board of Directors as is necessary to enable Offeror’s designees to be so elected. Subject to certain requirements discussed in this paragraph below, the Company will, at such times, cause individuals designated by Offeror to constitute the same percentage of each committee of the Board of Directors as Offeror’s designees represent on the Board of Directors, other than any committee of the Board of Directors established to take action under the Merger Agreement which committee must be composed only of Independent Directors (as defined below).

In the event that Offeror’s designees are elected or designated to the Board of Directors prior to the Effective Time, the Company use its reasonable efforts to cause the Board of Directors to have at least three members who (i) were directors on the date of the Merger Agreement, (ii) are independent directors for purposes of the continued listing requirements of the NASDAQ and the SEC rules and regulations and (iii) are reasonably satisfactory to Offeror (such directors, the “Independent Directors”). If any Independent Director is unable to serve due to death, disability or any other reason, the remaining Independent Directors shall be entitled to designate another individual who is a non-employee director on the date of the Merger Agreement and who meets the requirements of independence of the rules and regulations of the SEC and NASDAQ, to fill the vacancy, and such director will be deemed to be an Independent Director for purposes of the Merger Agreement. If no Independent Director remains prior to the Effective Time, a majority of the members of the Board of Directors shall be entitled to designate three individuals to fill such vacancies, provided that such individuals shall meet the requirements of independence of the rules and regulations of the SEC and NASDAQ and may not be employees or officers of the Company, Darden Restaurants or Offeror and such directors will be deemed Independent Directors for purposes of the Merger Agreement. Following the Appointment Time and prior to the Effective Time, the approval of a majority of the Independent Directors shall be required to authorize (A) any termination or amendment of the Merger Agreement, (B) any extension by the Company of the time for performance of any of the obligations or other acts of Offeror or Darden Restaurants, (C) waiver of any of the Company’s rights under the Merger Agreement or other action, in each case, adversely affecting the rights of the Company’s shareholders (other than Darden Restaurants or Offeror).

The foregoing summary concerning representation on the Board of Directors does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Offeror intends to designate representatives to the Board from among the directors and officers of Offeror and Darden Restaurants. Background information on these individuals is found on Schedule II to this Schedule 14D-9.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board of Directors

The Board of Directors, at a meeting held on August 16, 2007, unanimously determined that the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Offer and the Merger, upon the terms and conditions set forth in the Merger Agreement, are advisable, fair to and in the best interests of the Company and its shareholders. At this meeting, the Board unanimously approved, adopted and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

Background of the Offer

The Board of Directors regularly reviews the Company’s business and long range plans with a view toward actions that will increase shareholder value. Following a strategic review of the Company’s business and growth prospects undertaken with the assistance of the Company’s financial advisor, Wachovia Capital Markets, LLC (“Wachovia Securities”), in September 2006, the Company announced that it was undertaking three initiatives: exiting the Bugaboo Creek business through the possible sale of its Bugaboo Creek Steakhouse restaurants and brand; improving the Company’s capital structure by initially incurring approximately $125 million of long-term debt and using the proceeds to repurchase shares of the Company’s common stock; and accelerating the rate of development of the Company’s The Capital Grille restaurants.

On November 12, 2006, Philip J. Hickey, Jr., chairman and chief executive officer of the Company, and Clarence Otis, chairman and chief executive officer of Darden Restaurants, had dinner in Atlanta. Mr. Otis inquired as to whether the Company would ever consider combining with Darden Restaurants. Mr. Hickey did not respond, as he regarded the comment as a casual reference rather than an indication of interest in acquiring the Company.

On January 22, 2007, while on a visit to Atlanta, Georgia, Mr. Otis had lunch with Mr. Hickey during which Mr. Otis informed Mr. Hickey that Darden Restaurants had completed preliminary analysis regarding a combination of the Company and Darden Restaurants, and based on that analysis and Darden Restaurants’ long admiration of the Company, was interested in pursuing further conversations about the potential for combining the two companies.

On March 5, 2007, Mr. Otis called Mr. Hickey to further discuss a potential combination. Mr. Hickey advised Mr. Otis that RARE was reviewing a range of strategic options and any proposal from Darden Restaurants would have to be viewed in light of that overall review.

In late March 2007, Mr. Otis telephoned Mr. Hickey and requested to meet with Mr. Hickey as well as the Company’s chief financial officer, Douglas Benn, and the Company’s chief operating officer, Gene Lee, to discuss Darden Restaurants’ interest in the Company. Mr. Hickey responded that such a meeting would be premature.

In early April 2007, Mr. Hickey informed each member of the Board of Directors of his conversations with Darden Restaurants and its increasing interest in having a dialogue with and obtaining non-public information about the Company.

On April 18, 2007 while attending an industry conference in South Carolina, Mr. Hickey and Mr. Otis spoke briefly. Mr. Hickey indicated that the Board of Directors would be meeting for its regularly scheduled quarterly board meeting on April 25th, and one item of discussion would be consideration of Darden Restaurants’ request to receive additional information about the Company.

On April 25, 2007, during the regular meeting of the Board of Directors, management presented a number of alternative growth scenarios for enhancing shareholder value. Additionally, Mr. Hickey reported to the Board during the executive session on the interest of Darden Restaurants and his conversations with Mr. Otis. After lengthy deliberations, the Board decided to allow the Company’s management to provide certain confidential information to Darden Restaurants, subject to execution by Darden Restaurants of a customary confidentiality agreement.

On April 26, 2007, Mr. Hickey spoke with Mr. Otis and told him that a meeting could be arranged with Mr. Benn and that the Company would prepare a confidentiality agreement between the Company and Darden Restaurants to permit such a discussion.

On May 8, 2007, Mr. Otis and Mr. Hickey met in Atlanta, Georgia for dinner and discussed the reaction of the RARE board to a potential transaction with Darden Restaurants, as well as the type of information Darden Restaurants would need to test its assumptions about value.

On May 14, 2007, Mr. Otis sent Mr. Hickey a list of topics that Darden Restaurants wanted to discuss with Mr. Benn and requested a draft confidentiality agreement to permit that discussion.

On May 15, 2007, the Board of Directors received revised materials from management describing alternative growth scenarios for enhancing shareholder value for review by the directors prior to a telephonic Board meeting to be held on May 18, 2007.

On May 17, 2007, Darden Restaurants and the Company entered into a confidentiality agreement to facilitate the exchange of preliminary business and financial information, and other due diligence materials concerning the Company.

On the morning of May 18, 2007, members of Darden Restaurants’ management met with Mr. Benn, who provided Darden Restaurants with an overview of the Company’s business and financial performance.

On the afternoon of May 18, 2007, the Board met telephonically to review management’s materials received on May 15, 2007 and to discuss alternative growth scenarios for enhancing shareholder value. At this meeting, the Board decided to invite RBC Capital Markets Corporation (“RBC”) to attend a future meeting of the Board to further analyze these alternative growth scenarios and to receive an additional perspective from RBC on various strategic actions the Company could consider.

On May 19, 2007, Mr. Otis and Mr. Hickey had dinner and discussed the overview Darden Restaurants received on May 18, 2007 as well as the respective leadership teams of the two organizations.

On June 4, 2007, Mr. Hickey and Mr. Otis had a phone call during which Mr. Otis indicated that he believed that a combination of the Company and Darden Restaurants would be beneficial for the shareholders of both companies and that a possible range of value that Darden Restaurants would pay for the Company would be between $37.00 and $39.00 per share. Mr. Otis also indicated that Darden Restaurants was prepared to provide a non-binding “indication of interest” letter confirming this interest.

On June 5, 2007, the Board of Directors met and RBC reviewed with the Board various possible strategic actions by the Company including: continuation of its current structure with a reduced growth rate; a further leveraged recapitalization and share repurchase plan; a public offering of The Capital Grille concept; potential acquisitions; a combination of the Company with a strategic partner; and a sale of the Company to a financial buyer. Also at this meeting, the directors discussed Darden Restaurants’ continued apparent interest in a potential transaction with the Company.

On June 7, 2007, Darden Restaurants submitted an initial preliminary non-binding written proposal to acquire the Company at a price per share of $37.00 to $39.00. In its proposal, Darden Restaurants indicated that the transaction would not be subject to any financing contingency or the approval of Darden Restaurants’ stockholders.

On June 22, 2007, the Board of Directors held a telephonic meeting at which they discussed the June 7, 2007 initial preliminary non-binding written proposal received from Darden Restaurants and determined to retain Wachovia Securities and RBC as co-advisors to the Company in evaluating that proposal and any potential transaction with Darden Restaurants. Both RBC and Wachovia Securities were subsequently engaged by the Company.

On the morning of July 12, 2007, the Board of Directors held a meeting to discuss with the Company’s legal and financial advisors the June 7, 2007 preliminary non-binding written proposal received from Darden Restaurants. The Board of Directors authorized the Company to make available to Darden Restaurants and its advisors such additional information as would allow Darden Restaurants to complete its due diligence to the point where it could propose a specific price per share for a potential transaction.

On the afternoon of July 12, 2007, Mr. Hickey telephoned Mr. Otis and indicated that the Company would make available to Darden Restaurants and its advisors such additional information as would allow Darden

Restaurants to complete its due diligence to the point where it could propose a specific price per share for a potential transaction and that such revised proposal should be received by the Company prior to the regular scheduled meeting of the Board of Directors to be held on July 25, 2007.

On July 13, 2007, Darden Restaurants delivered a preliminary due diligence request list to the Company. Also on July 13, 2007, the Company provided to Darden Restaurants additional financial information regarding the Company.

On July 16, 2007, the Company began making due diligence materials available to Darden Restaurants through an electronic data room.

On July 20, 2007, the senior management teams of Darden Restaurants and the Company met at the offices of Alston & Bird in Atlanta, Georgia, where the Company management team made a presentation to Darden Restaurants regarding the Company’s business and operations. Representatives of the parties’ respective legal and financial advisors also attended this meeting.

Between July 20 and July 24, 2007, telephone conversations were held between members of the management teams of Darden Restaurants and the Company, some including the respective legal and financial advisors of the parties, to follow up on additional due diligence questions and additional materials and information were provided to Darden Restaurants by the Company.

On July 24, 2007, Darden Restaurants submitted a revised preliminary non-binding written proposal to acquire the Company at a price per share of $37.75 and a request for a 21-day exclusivity period in which to negotiate a definitive agreement for such acquisition.

On July 25, 2007, at its regularly scheduled meeting at which representatives of the Company’s legal and financial advisors were present, the Board of Directors discussed the revised preliminary non-binding written proposal from Darden Restaurants dated July 24, 2007. The directors discussed with the representatives of Alston & Bird the duties of directors and the possible terms and structures of such a transaction and discussed with representatives of the Company’s financial advisors financial aspects of the proposal and alternatives that the Board had been considering.

From July 24, 2007 to July 27, 2007, Darden Restaurants and the Company, with the assistance of their respective financial advisors, negotiated with respect to the per share offer price.

On July 27, 2007, Darden Restaurants submitted a revised preliminary non-binding proposal to acquire the Company at a price per share of $38.15. Later that day, Darden Restaurants and the Company entered into an exclusivity agreement, under which the Company agreed to negotiate exclusively with, and to continue to provide due diligence materials to, Darden Restaurants in connection with a potential transaction for 21 days.

From July 27, 2007 to August 16, 2007, the Company continued to provide information to Darden Restaurants and Darden Restaurants continued to perform due diligence including in person meetings and telephone conversations with members of the Company’s management.

On August 3, 2007, Wachtell Lipton delivered to Alston & Bird a draft Merger Agreement.

On August 5, 2007, Mr. Hickey distributed to the Company’s lead director and chairs of the Board’s Compensation and Governance Committees an outline of the principal issues identified in the draft Merger Agreement.

On August 8, 2007, Messrs. Otis and Madsen and Dan Lyons, Darden Restaurants’ Sr. Vice President, Human Resources, and Ron Bojalad, Darden Restaurants’ Sr. Vice President, Group Human Resources met with Messrs Hickey, Lee, Benn and Tom Gathers, Executive Vice President, Human Resources of the Company, for additional diligence discussions and management interviews by Darden Restaurants.

On August 9, 2007, members of Darden Restaurants management met in Atlanta, Georgia with members of the Company’s management to interview Company management and further engage in diligence discussions.

Starting on August 8, 2007, the parties negotiated the terms of the draft Merger Agreement, including the disclosure schedules which Alston & Bird delivered to Wachtell Lipton on August 13, 2007.

From August 12, 2007 to August 16, 2007, Darden Restaurants continued to perform due diligence.

On August 14, 2007, the Board of Directors held a meeting by conference telephone attended by representatives of the Company’s legal and financial advisors. At this meeting, Alston & Bird reviewed with the directors the principal issues remaining open in the negotiation of the Merger Agreement. The directors also reviewed again with Alston & Bird their fiduciary duties in connection with a transaction such as the Offer and Merger and the terms of the Merger Agreement in that context. Representatives of the Company’s financial advisors discussed with the directors current conditions in the debt markets, Darden Restaurants’ proposed financing for its acquisition of the Company and the potential availability of debt financing for other possible purchasers, including financial and strategic buyers. Mr. Lee reviewed for the directors the general terms of employment that were being offered by Darden Restaurants to Mr. Lee as well as to David George and John Martin to secure their continued employment with the Company following the transaction. The directors also discussed with Mr. Hickey the Company’s operating plans, prospects and challenges in executing those plans.

On August 16, 2007, the Board of Directors held a meeting in the Company’s offices at which representatives of the Company’s legal and financial advisors were present and at which the Board of Directors further considered the proposed Merger Agreement. The directors had been provided in advance of the meeting with a copy of the draft Merger Agreement, a summary of its principal terms and resolutions proposed to be adopted at the meeting. Representatives of Alston & Bird reviewed with the directors the terms of the transaction The representatives of Alston & Bird also reviewed with the directors the proposed amendment to shareholder protection rights agreement which would amend the Company’s shareholder protection rights plan to exempt from the operation of that plan the transactions contemplated by the Merger Agreement with Darden Restaurants and Offeror.

Also at this meeting, the Company’s financial advisors reviewed with the directors financial aspects of the proposed transaction. RBC also reviewed with the Board materials that RBC distributed to the directors with respect to the transaction, which included RBC’s financial analysis of the Offer Price, and RBC delivered its oral opinion, subsequently confirmed in writing, to the Board of Directors to the effect that, as of such date, based upon and subject to the factors and assumptions made, matters considered and limits of the review undertaken by RBC set forth therein, the Offer Price to be received by holders of the Shares pursuant to terms of the Merger Agreement was fair from a financial point of view to such holders.

Following this discussion, the Board of Directors unanimously approved the Merger Agreement and the transactions contemplated therein, ratified the adoption by the Board’s compensation committee of a severance plan for employees at the Atlanta support center and certain acceleration and modifications with respect to stock options, restricted stock and performance-based restricted stock units, approved the amendment of the Company’s shareholder rights plan to exempt from the operation of that plan the transactions contemplated by the Merger Agreement, approved the consent solicitation and related transactions with respect to the Company’s 2.50% convertible notes and authorized management to execute the Merger Agreement and carry out the obligations of the Company thereunder.

Following the Darden Restaurants board of directors meeting held the same day and the Company’s Board of Directors meeting, after the close of the market on August 16, 2007, the Company and Darden Restaurants executed the Merger Agreement, and issued a joint press release announcing the execution of the Merger Agreement and the terms of the proposed acquisition of the Company by Darden Restaurants.

Reasons for the Recommendation of the Board of Directors

In reaching its recommendations described above in this Item 4, the Board considered a number of factors, including the following:

The Company’s Operating and Financial Condition. The Board considered the current and historical financial condition and results of operations of the Company, and the current and potential economic and operating conditions in the various markets in which the Company operates.

Company’s Strategic Plan. The Board considered the Company’s current strategy and the assumptions underlying such strategies (including current and potential conditions in the markets in which the Company operates) and the risks involved in achieving the plan’s goals.

Strategic Alternatives. The Board considered trends in the industry in which the Company operates and the strategic alternatives available to the Company, including remaining an independent public company, the possibility of spinning off or selling one or more of its existing restaurant concepts or being acquired by other companies, the possibility of acquisitions or mergers with other companies in such industry and other transactions, as well as the potential benefits, risks and uncertainties associated with such alternatives. The Board noted the risks associated with executing any such transaction. The Board determined not to pursue other strategic alternatives in light of its belief that the Offer maximized shareholder value and represented the best transaction reasonably available to shareholders.

Transaction Financial Terms/Premium to Market Price. The Board considered the relationship of the consideration to be paid in the Offer and the Merger to recent and historical market prices of the Company’s common stock. The Offer Price of $38.15 per Share represented an approximately 39% premium over the $27.51 closing price of such Shares on August 15, 2007 (the last trading day prior to the announcement of the Merger Agreement), a 11.5% premium over the 52-week high trading price of $34.22 per Share on November 17, 2006 and a 44.9% premium over the 52-week low trading price of the Shares of $26.33 on July 9, 2007. The Offer Price also represented premiums ranging from 25.8% to 38.7% over the trailing average prices for the Shares for periods ranging from the last month to the last twelve months.

Cash Consideration. The Board viewed as desirable that the Offer Price and Merger Consideration are payable in cash, thereby eliminating any uncertainties in valuing consideration. The Board considered that the cash consideration to be received by the holders of the Shares in the Offer and Merger would be taxable to such holders for U.S. federal income tax purposes.

Opinion of Financial Advisor. The written opinion of RBC Capital Markets Corporation (“RBC”) that, as of August 16, 2007 and based upon and subject to the factors and assumptions set forth therein, the $38.15 per Share in cash to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of RBC, dated August 16, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Schedule I. RBC provided its opinion for the information and assistance of the Company’s Board of Directors in connection with its consideration of the Offer and the Merger. The RBC opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger. Pursuant to an engagement letter between the Company and RBC, the Company has agreed to pay RBC a transaction fee of $5.2 million, $350,000 of which became payable upon delivery by RBC of its opinion.

No Financing Condition. The Board considered the fact that the Offer would not be subject to a financing condition, that Darden Restaurants has significant financial capacity and that Bank of America had committed up to $1.9 billion in cash financing to close the Offer and the Merger and the related transactions.

Likelihood of Alternative Proposals. The Board considered that in light of (i) the limited number of possible strategic acquirers in the industry in which the Company operates, (ii) the difficulty for a financial sponsor to structure and secure the necessary equity and debt financing for an acquisition of the Company in view of current market conditions and (iii) the price offered by Darden Restaurants, it was unlikely that any party would propose an alternative transaction that would be more favorable to the Company and its shareholders than the Offer and the Merger. The Board considered the possibility of approaching third parties prior to entering into an agreement with Darden Restaurants, but concluded not to pursue this course in light of: the attractive price offered by Darden Restaurants; the potential disruption to the Company’s business that might arise from conducting a public auction of the Company; the likelihood that Darden Restaurants would withdraw its offer if the Company pursued an auction or contacted other parties; the lack of assurance that there would be another opportunity for the Company’s shareholders to receive a premium as significant as that contemplated by the Offer; and the right of the Company to terminate the Merger Agreement to pursue a superior proposal and the circumstances when a termination fee would be payable under the Merger Agreement, as well as the other factors described in this section.

Likelihood of Consummation. The Board considered that the Offer and the Merger would likely be consummated in light of the fact that (i) Darden Restaurants has committed financing and the financial ability and willingness to consummate the Offer and the Merger, (ii) the Offer and the Merger are not subject to any financing condition, (iii) the Offer and the Merger are subject to limited conditions and (iv) the proposed transaction was likely to receive prompt regulatory clearance.

Ability to Consider Alternative Transactions. The Board viewed favorably the fact that under the terms of the Merger Agreement, while the Company is prohibited from soliciting acquisition proposals from third parties, it may furnish information to and participate in negotiations with third parties in response to an unsolicited written acquisition proposal if (i) the Company’s Board of Directors reasonably determines in good faith, after consultation with its financial advisors and outside legal counsel, that the acquisition proposal is, or is reasonably likely to result in, a superior proposal and (ii) the Board concludes in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable law. The Board also considered that the time from the public announcement of the transaction to the expected closing of the transaction was sufficient to not materially deter any alternative acquisition proposal.

Ability to Terminate for a Superior Proposal. The Board viewed favorably the fact that the Board of Directors is permitted, subject to the payment to Darden Restaurants of a $39.6 million termination fee, to terminate the Merger Agreement if, prior to consummation of the Offer, (i) the Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the Company has received a superior proposal and (ii) provides Darden Restaurants with an opportunity to modify the terms of the Offer in response to such proposal. The Board also believed that the termination fee was reasonable and would not be expected to materially deter an alternative acquisition proposal.

Timing for Obtaining Consideration. The Board considered that the Merger Agreement provides for a prompt cash tender offer for all Shares to be followed by a merger for the same per Share consideration, thereby enabling holders of the Shares, at the earliest possible time consistent with applicable law, to obtain the benefits of the transaction in exchange for their Shares.

Minimum Condition; Terms of the Offer. The Board considered the terms and conditions of the Offer, the Merger and the Merger Agreement, including the fact that the Offer is subject to a Minimum Condition and the fact that Offeror may not waive the Minimum Condition without the Company’s consent. In addition, the Board viewed as desirable provisions in the Merger Agreement that prohibit Offeror from changing the terms of the Offer without the consent of the Company in a manner that (i) decreases the Offer Price or changes the form of consideration payable in the Offer, (ii) reduces the number of Shares to be purchased in the Offer or (iii) imposes additional or different conditions to the Offer than those set forth in the Merger Agreement.

Future Operations of the Company. The Board also considered management’s belief that the Company and Darden Restaurants have similar corporate cultures and values; that Darden Restaurants has been successful in its business and operations; that Darden Restaurants has an excellent reputation and significant financial strength; and that the transaction would be a favorable transaction for the Company’s employees, customers and suppliers and the communities in which the Company is located.

Interests of Certain Persons. In making its recommendation, the Board of Directors was aware of and took into consideration the interests of certain executives of the Company, including Mr. Hickey, the Chairman and Chief Executive Officer of the Company, and Mr. Lee, the President and Chief Operating Officer of the Company, (both of whom are members of the Board of Directors) in the Offer and the Merger as a result of the arrangements referred to in Item 3 of this Statement.

In the course of its deliberations, the Board also considered a variety of risks and other countervailing factors, including the following:

•	the risk that the Offer and the Merger might not be completed;

•

if the Offer and the Merger are not completed, the potential adverse effect of the public announcement of the Offer and the Merger on the Company’s business and the Company’s overall competitive position;

•

the restrictions that the Merger Agreement imposes on soliciting alternative transactions, and the fact that the Company would be obligated to pay a $39.6 million termination fee in certain circumstances;

•

the fact that the Company will no longer exist as an independent, publicly-traded Company, and the Company’s shareholders will no longer be able to directly participate in any future earnings or growth of the Company or benefit from any appreciation in the Company’s value;

•	the fact that gains from an all-cash transaction would be taxable to the Company’s shareholders for U.S. federal income tax purposes;

•

the restrictions on the conduct of the Company’s business prior to the completion of the Offer, requiring the Company to conduct its business only in the ordinary course, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Offer.

In evaluating the Offer and the Merger, as described above, the Board consulted with the Company’s senior management and legal and financial advisors. The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given differing weights to different factors. After weighing all of the different factors, the Board unanimously determined to recommend that the Company’s shareholders tender their Shares in the Offer.

Opinion of Financial Advisor.

On August 16, 2007, RBC delivered its oral opinion, subsequently confirmed in writing, to the Board of Directors to the effect that, as of such date, based upon and subject to the factors and assumptions made, matters considered and limits of the review undertaken by RBC set forth therein, the Offer Price to be received by holders of common stock of the Company pursuant to terms of the Merger Agreement was fair from a financial point of view to such holders.

The full text of RBC’s written opinion, dated August 16, 2007, which, among other things, sets forth the assumptions made, procedures followed, matters considered, and limitations on the review undertaken by RBC in connection with the opinion, is attached as Schedule I to this document, and is incorporated herein by reference. RBC provided its opinion for the information and assistance of the board of directors of the Company in connection with its consideration of the transactions contemplated by the Merger Agreement. The RBC opinion is not a recommendation as to whether any shareholder should tender any Shares pursuant to the Offer. The Company’s shareholders are urged to read the RBC opinion in its entirety. The following summary of the RBC opinion is qualified in its entirety by reference to the full text of the opinion.

In connection with RBC’s role as financial advisor to the Company, and for the purpose of rendering its opinion, RBC undertook such review and inquiries as it deemed necessary or appropriate under the circumstances, including the following:

•	reviewed the financial terms of the draft of the Merger Agreement, dated August 15, 2007;

•

reviewed and analyzed certain publicly available financial and other data with respect to the Company and certain other relevant historical operating data relating to the Company made available to RBC from published sources and from the internal records of the Company;

•	conducted discussions with members of senior management of the Company with respect to the business prospects and financial outlook of the Company;

•	reviewed historical financial information and estimates relating to the Company that were provided to RBC by the Company’s management (the “Company Forecasts”);

•	reviewed the historical prices and trading activity for the Company’s common stock; and

•	performed such other studies and analyses as it deemed appropriate.

In arriving at its opinion, RBC performed the following analyses in addition to the review, inquiries and analyses referred to in the preceding paragraph:

•	compared selected comparable publicly traded companies with metrics implied by the Offer Price;

•	compared the financial metrics of selected precedent transactions with the financial metrics implied by the Offer Price;

•	performed a premiums paid analysis; and

•	performed a discounted cash flow analysis using the Company Forecasts.

Several analytical methodologies were employed by RBC in rendering its opinion, and no one method of analysis should be regarded as critical to the overall conclusion reached by RBC. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions reached by RBC were based on all the analysis and factors presented, taken as a whole, and also on application of RBC’s own experience and judgment. Such conclusions may have involved significant elements of subjective judgment and qualitative analysis. RBC therefore gave no opinion as to the value or merit of any one or more parts of those analyses standing alone.

In rendering its opinion, RBC assumed and relied upon the accuracy and completeness of all of the financial, legal, tax, operating and other information provided to it by the Company (including, without limitation, the financial statements of the Company and related notes thereto), and did not assume any responsibility for independently verifying, and did not independently verify, such information. For all forward-looking financial information with respect to the Company, RBC relied on the Company Forecasts. RBC assumed that all of the Company Forecasts represented the best currently available estimates and good faith judgments of the Company’s management as to the Company’s financial performance and expressed no opinion as to any aspect of the Company Forecasts or the assumptions on which they are based.

In rendering its opinion, RBC did not assume any responsibility to perform, and did not perform, an independent evaluation or appraisal of any of the assets or liabilities of the Company. RBC did not assume any obligation to conduct, and did not conduct, a physical inspection of the property or facilities of the Company. RBC did not investigate, and made no assumptions regarding, any litigation or other claims affecting the Company. The RBC opinion relates to the Company as a going concern and, accordingly, RBC expressed no opinion regarding the liquidation value of the Company. In addition, RBC was not authorized to solicit, and did not solicit, any indications of interest from any third parties with respect to an acquisition of all or part of the Company’s business.

RBC assumed, in all respects material to its analysis, that:

•	all conditions to the consummation of the transactions contemplated by the Merger Agreement would be satisfied without waiver thereof;

•	the representations and warranties of each party contained in the Merger Agreement were true and correct;

•	each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement; and

•	the executed version of the Merger Agreement would not differ, in any respect material to the RBC opinion, from the latest draft reviewed by RBC.

The RBC opinion speaks only as of the date thereof, is based on the conditions as they existed and information that RBC was supplied as of the date thereof, and is without regard to any market, economic, financial, legal, or other circumstances or event of any kind or nature that may exist or occur after such date. RBC did not undertake to reaffirm or revise its opinion or otherwise comment upon events occurring after the date thereof and does not have an obligation to update, revise or reaffirm its opinion. RBC did not express any opinion as to the prices at which the Shares have traded or will trade following the announcement or consummation of the Merger Agreement.

The RBC opinion was provided for the information and assistance of the board of directors of the Company in connection with its consideration of the Merger Agreement. The RBC opinion did not address the merits of the underlying decision by the Company to engage in the Merger Agreement or the relative merits of the Merger Agreement compared to any alternative business strategy or transaction in which the Company might engage. The RBC opinion addresses solely the fairness to holders of the Shares, from a financial point of view, of the Offer Price. It does not in any way address other terms or conditions of the Merger Agreement.

Set forth below is a summary of the material financial analyses performed by RBC in connection with its opinion and reviewed with the Company’s board of directors at its meeting on August 16, 2007. The following summary, however, does not purport to be a complete description of the financial analyses performed by RBC. The order of analyses described does not represent relative importance or weight given to those analyses by RBC. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of RBC’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 16, 2007, and is not necessarily indicative of current market conditions. The Company Forecasts used by RBC in certain of its analyses were based on projections prepared by the management of the Company in July 2007 for the fiscal years ending December 31, 2007-2011.

Historical Stock Trading Analysis

RBC reviewed the historical closing trading prices and volumes for Company common stock for the one-year period ended August 15, 2007. In addition, RBC compared the Offer Price to the closing prices of Company common stock for the one-year period ended August 15, 2007.

This analysis indicated that the Offer Price represents the following premiums:

	Price per Share	Premium
August 15, 2007 (date prior to transaction announcement)	$26.75	42.6%
52-Week High (November 17, 2006)	$34.22	11.5%
52-Week Low (July 9, 2007)	$26.33	44.9%
All-Time High (March 31, 2006)	$34.83	9.5%
30-Day Average	$27.51	38.7%
90-Day Average	$27.71	37.7%
6-Month Average	$29.14	30.9%
1-Year Average	$30.32	25.8%

Analysis of Selected Comparable Publicly Traded Companies

RBC reviewed and compared certain financial and stock market information and management projections for the Company and compared them to corresponding information and measurements for two distinct groups of publicly traded corporations (the “peer group”).

The “Mature Growth” group to which the Company was compared consisted of the following publicly traded casual and fine dining restaurant industry corporations, each with estimated long-term earnings per share growth less than 17.5%, as of August 15, 2007:

•	Brinker International, Inc.

•	Cracker Barrel Restaurant Group

•	Darden Restaurants, Inc.

•	O’Charley’s Inc.

•	Ruby Tuesday, Inc.

The “High Growth” group to which the Company was compared consisted of the following publicly traded casual and fine dining restaurant industry corporations, each with estimated long-term earnings per share growth greater than 17.5%, as of August 15, 2007:

•	California Pizza Kitchen, Inc.

•	The Cheesecake Factory, Inc.

•	McCormick’s & Schmick’s Seafood Restaurants, Inc.

•	Morton’s Restaurant Group, Inc.

•	P.F. Chang’s China Bistro, Inc.

•	Red Robin Gourmet Burgers, Inc.

•	Ruth’s Chris Steak House, Inc.

•	Texas Roadhouse, Inc.

The historical financial data used was based on publicly available financial statements for each of the selected companies. Estimates of earnings per share, or EPS, and long-term EPS growth rates, were based on median estimates from Thomson ONE Analytics (“Thomson ONE”), a data service that compiles estimates of securities research analysts and equity research analysts, except for such estimates for the Company, which were provided by the Company’s management. Thomson ONE market data estimates used for each of the selected companies were as of August 15, 2007. Estimates for companies with fiscal year ends other than December were calendarized. Equity market capitalization was based on the number of fully diluted shares outstanding using the treasury stock method.

None of the companies utilized in the selected publicly traded companies analysis is identical to the Company. Accordingly, RBC believes the analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in RBC’s opinion, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

The following table compares certain information derived by RBC with respect to the Company, based on both Thomson ONE estimates and management projections for the Company, with certain information derived by RBC with respect to the peer group:

	Mature Growth Peer Group			High Growth Peer Group			RARE Hospitality, Inc.
	High	Median	Low	High	Median	Low	Thomson ONE Estimates	Management Estimates
Enterprise value as a multiple of last twelve months EBITDA	8.5x	7.6x	5.6x	12.0x	10.6x	8.6x	8.3x	8.3x
Stock price as a multiple of estimated calendarized 2008 EPS	13.9x	13.2x	11.2x	21.8x	18.8x	15.5x	14.9x	14.9x
Estimated calendarized 2008 P/E ratio to estimated long-term EPS growth rate	112.3%	106.6%	83.2%	107.1%	90.8%	83.2%	85.4%	97.8%

Using median multiples from both the Mature Growth and High Growth peer groups reflected in the table above, RBC calculated a range of implied stock prices of the Company’s common stock and compared those implied stock prices to the Offer Price. Calculations of enterprise value as a multiple of earnings before interest, taxes, depreciation and amortization, or EBITDA, were based on fully diluted shares outstanding using the treasury stock method and net debt of $143.8 million as of July 1, 2007, including capital lease obligations and minority interest, and excluding the impact of change-of-control provisions on convertible notes. The results of this analysis are set forth below:

	Implied Stock Price Per Share Range		RARE Hospitality, Inc.
	Low	High	Current Price August 15, 2007	Offer Price
Enterprise value as a multiple of last twelve months EBITDA	$24.21	$35.18	$26.75	$38.15
Stock price as a multiple of estimated calendarized 2008 EPS	$23.70	$33.84	$26.75	$38.15
Estimated calendarized 2008 P/E ratio to estimated long-term EPS growth rate	$24.83	$29.16	$26.75	$38.15

Sum-of-the-Parts Analysis

RBC reviewed and compared certain financial information and Company management projections for the Company’s two principal business units, LongHorn Steakhouse Restaurants and The Capital Grille Restaurants, and compared them to corresponding information (and measurements) for the Mature Growth peer group and High Growth peer group of publicly traded corporations, respectively. Based in part on the median multiples described above, RBC derived indications of the aggregate value of the Company by applying multiples ranging from 6.6x to 8.6x to the LTM EBITDA of the LongHorn Steakhouse and Specialty divisions, and 9.6x to 11.6x to the LTM EBITDA of the Capital Grille division. RBC utilized these selected multiples after considering the current market conditions and the size, growth potential and diversification of operations of LongHorn and Capital Grille against the peer groups of comparable companies, among other things. The resulting indicated per-share range of values was $24.24 to $31.53, as compared to the Offer Price.

Analysis of Selected Precedent Transactions

RBC reviewed the terms of certain recent merger and acquisition transactions in the restaurant industry since June 2004, as reported in SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources:

Date Announced	Acquiror	Target
07/16/2007	IHOP Corp.	Applebee’s International, Inc.

06/17/2007	Sun Capital Partners, Inc.	Friendly Ice Cream Corporation

04/30/2007	Kinderhook Industries, Inc.	Mastro Group

02/26/2007	Patina Restaurant Group, Inc.	Smith & Wollensky Restaurant Group, Inc.

12/07/2006	Seminole Tribe of Florida	Hard Rock Café International, Inc.

11/06/2006	Bain Capital, Catterton Partners and Founders	OSI Restaurant Partners, Inc.

10/30/2006	Bruckmann, Rosser, Sherrill & Co. / Black Canyon Capital	Logans Roadhouse, Inc.

10/10/2006	J.H. Whitney Capital Partners LLC	120 of 143 Joe’s Crab Shack restaurants

08/18/2006	Lone Star Funds	Lone Star Steakhouse & Saloon, Inc.

08/17/2006	Sun Capital Partners, Inc.	Real Mex Restaurants

07/25/2006	Buffets, Inc. (Caxton-Iseman Capital)	Ryan’s Restaurant Group, Inc.

05/22/2006	Briad Main Street Inc. (The Briad Group)	Main Street Restaurant Group

12/08/2005	Wellspring Capital Management LLC	Dave & Busters, Inc.

10/04/2005	Newcastle Partners and Steel Partners	Fox & Hound Restaurant Group

09/19/2005	Leonard Green & Partners LP	Claim Jumper Enterprises Inc.

04/29/2005	Pacific Equity Partners	Worldwide Restaurant Concepts, Inc.

06/14/2004	Bob Evans Farms Inc.	Mimi’s Café

These transactions were selected because the target companies were involved in the casual and fine dining restaurant businesses. Although none of the selected transactions involved businesses that are directly comparable to the Company’s business, each of the target businesses involved in the selected transactions had operations in the restaurant business, and the operations of the target businesses involved in the selected transactions as a whole for purposes of analysis may be considered comparable to the Company’s operations.

RBC reviewed, among other things, transaction values as a multiple of latest twelve months EBITDA. This analysis resulted in a range of multiples of 5.7x to 13.0x LTM EBITDA, with median and mean values of 9.1x LTM EBITDA. Based on its analysis of the multiples calculated for the selected restaurant acquisitions, including qualitative judgments involving non-mathematical considerations, RBC determined the relevant range to be 7.6x to 10.6x the Company’s LTM EBITDA as of July 1, 2007, for an implied per share equity value range for the Company of $24.33 to $35.11, as compared to the Offer Price.

Discounted Cash Flow Analysis

RBC performed a discounted cash flow analysis of the Company to calculate the estimated present value of the stand-alone, unlevered, after-tax free cash flows that the Company could generate based on internal estimates of the Company’s management for (i) remaining fiscal year 2007 through fiscal year 2011, and (ii) the present value of the projected terminal value, based on a multiple of projected EBITDA for fiscal year 2011.

RBC performed a discounted cash flow analysis on the Company based on terminal value EBITDA multiples ranging from 7.6x to 10.6x and applied discount rates reflecting a weighted-average cost of capital of 11.0%. The discount rate utilized in this analysis was based on RBC’s estimate of the equity cost of capital of the Company after taking into account the estimated five-year betas of the selected comparable publicly traded companies. After adjusting for the Company’s current leverage, these calculations indicated implied per-share equity values for the Company ranging from $28.17 to $42.27, as compared to the Offer Price.

Discounted cash flow analyses are analyses of the present value of the projected unlevered free cash flows for the periods using the indicated discount rate. Unlevered free cash flows are cash flows that would, prior to the satisfaction of the Company’s outstanding liabilities, be available for distribution to the equity holders of the Company.

The projections of terminal value EBITDA multiples were based upon RBC’s judgment and expertise, as well as its review of the publicly available business and financial information and the respective financial and business characteristics of the Company and the comparable publicly traded companies, as well as the selected precedent transactions in the restaurant industry described above.

Premiums Paid Analysis

RBC performed a premiums paid analysis for the Company based upon its review and analysis of the range of premiums paid in selected announced public acquisition transactions. RBC selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and applying the following criteria:

•	transactions announced since January 1, 2004, involving U.S. target companies with enterprise values between $500 million and $2 billion;

•	transactions in which the U.S. target company operated in an industry other than real estate, financial services, public utilities and government; and

•	excluding distressed transactions and transactions with premiums exceeding 150%.

Premiums were calculated to the target’s average closing stock price for the specified period from the day before transaction announcement. The ranges of premiums paid relative to the target company’s stock price one month prior to announcement of the transaction were as follows:

	Mean	Median	RARE Hospitality Offer Price
1-Day Premium	23.2%	20.9%	42.6%
30-Day Average Premium	29.4%	28.3%	38.7%
60-Day Average Premium	34.4%	33.2%	40.2%
90-Day Average Premium	36.2%	33.5%	37.7%

General

The foregoing summary describes all the analyses and factors that RBC deemed material in its presentation to the Company’s board of directors, but is not a comprehensive description of all analyses performed or factors considered by RBC in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. RBC believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all of such analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, RBC did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at its opinions, RBC utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling RBC to provide its opinion to the Company’s board of directors as to the fairness to the holders of the Shares of the Offer Price from a financial point of view and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, RBC made, and was provided by the Company’s management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or the Company. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the Company, Darden Restaurants, or their respective advisors, neither the Company nor RBC nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the Merger Agreement were determined through arms’-length negotiations between Darden Restaurants and the Company and were approved by the Company’s board of directors. The decision to enter into the Merger Agreement was solely that of the Company’s board of directors. As described above, the opinion and presentation of RBC to the Company’s board of directors were only one of a number of factors taken into consideration by the Company’s board of directors in making its determination to approve the Merger Agreement.

The Company selected RBC as financial advisor in connection with the Merger Agreement based on RBC’s qualifications, expertise, reputation and experience in mergers and acquisitions. The Company retained RBC pursuant to a letter agreement dated June 28, 2007, which we refer to as the “engagement letter.” RBC will be paid a $75,000 advisory fee, a fee of $350,000 for delivery of its opinion, and a transaction fee of $5.2 million for its services as financial advisor to the Company in connection with the Merger Agreement, the payment of which is contingent upon the completion of the transactions contemplated by the Merger Agreement. RBC’s advisory and fairness opinion fees will be credited against the transaction fee. Regardless of whether the transactions contemplated by the Merger Agreement are completed, the Company has agreed to pay RBC the advisory and fairness opinion fees and to reimburse RBC for reasonable fees and disbursements of RBC’s counsel and all of RBC’s reasonable travel and other out-of-pocket expenses incurred in connection with the Merger Agreement or otherwise arising out of the retention of RBC under the engagement letter. The Company has also agreed to indemnify RBC and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the U.S. federal securities laws arising out of its engagement or the Merger Agreement.

In the ordinary course of business, RBC may act as a market maker and broker in the publicly traded securities of the Company and of Darden Restaurants and receive customary compensation, and may also actively trade securities of the Company and of Darden Restaurants for its own account and the accounts of its customers. Accordingly, RBC and its affiliates may hold a long or short position in such securities.

RBC is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. RBC is an affiliate of Royal Bank of Canada.

Intent to Tender.

To the knowledge of the Company after reasonable inquiry, each executive officer, director, affiliate or subsidiary of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially, other than Shares, if any, that he or she may have the right to purchase by exercising stock options, or similar rights to acquire Shares, restricted Shares that remain subject to a risk of forfeiture and Shares, if any, that if tendered would cause him or her to incur liability under the short-swing profits provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

See Item 4, “Opinion of Financial Advisor—General” for information relating to RBC.

Wachovia Securities has been engaged to act as financial advisor to the Company in connection with the Offer and the Merger and will receive a fee for such services, a significant portion of which will be payable upon consummation of the Offer. In addition, the Company has agreed to reimburse certain of Wachovia Securities’ expenses and indemnify it against certain liabilities that may arise out of its engagement.

Neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than in the ordinary course of business in connection with the Company’s employee benefit plans.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

Convertible Notes Consent Solicitation

In connection with the Offer, the Company has agreed to solicit the consents of the holders of record (the “Holders”) as of August 24, 2007, of the Company’s 2.50% Convertible Senior Notes due 2026 (the “Notes”) to amend (i) the registration rights agreement, dated as of November 22, 2006 (the “Registration Rights Agreement”), by and between the Company and the several initial purchasers (the “Initial Purchasers”) named in Schedule A to that certain Purchase Agreement, dated November 16, 2006 (the “Purchase Agreement”), between the Company, as issuer of the Notes, and the Initial Purchasers, and (ii) the indenture (the “Indenture”), dated as of November 22, 2006, between the Company and The Bank of New York Trust Company, N.A., as trustee (the “Trustee”), upon the terms and subject to the conditions set forth in a consent solicitation first distributed to Holders on August 31, 2007. The solicitation is referred to as the “Consent Solicitation.”

The purpose of the Consent Solicitation is to obtain the consent of the Holders of the Notes to two amendments (the “Proposed Amendments”): (i) to the Registration Rights Agreement (the “Registration Rights Agreement Amendment”) to permit us to terminate the Registration Rights Agreement for any reason without the further consent of or prior notice to the parties thereto, and (ii) to the Indenture (the “Supplemental Indenture”) to eliminate two covenants that (x) require the Company to deliver to Holders of the Notes the information required by Rule 144A(d)(4) of the Securities Act of 1933, as amended (the “Securities Act”), should the Company no longer be subject to the reporting requirements of the Exchange Act, and (y) require the Company to provide to the Trustee copies of all reports required to be filed with or otherwise prescribed by the SEC (the “Covenants”). The primary effect of the termination of the Registration Rights Agreement would be that the Company would be no longer required to maintain an effective shelf registration statement covering resales of the Notes under the Securities Act. The primary effect of the amendments to the Indenture would be that the Holders of the Notes would have no contractual rights to information about the Company.

Subject to the terms and conditions of the Consent Solicitation, the Company will make a cash payment (the “Consent Fee”) of $2.50 to each Holder of Notes for each $1,000 in principal amount of Notes in respect of which such Holder has validly delivered (and not withdrawn) a consent prior to 5:00 p.m. New York City time on September 12, 2007 (the “Expiration Date”). It is expected that any Consent Fee due will be paid on the third business day following the Amendment Effective Time (as defined below), or as soon as practicable thereafter (the “Payment Date”). The Company will not be obligated to pay any Consent Fee if the Requisite Consents (as defined below) have not been accepted on or before the Expiration Date.

Our obligation to accept consents and pay the Consent Fee is conditioned on, among other things, (i) there being validly delivered and unrevoked consents from (x) the Holders of not less than a majority in aggregate principal amount of the outstanding Notes that are Registrable Securities, as that term is defined in the Registration Rights Agreement, with regard to the Registration Rights Agreement Amendment, and (y) the Holders of not less than a majority in aggregate principal amount of the outstanding Notes with regard to the Supplemental Indenture together, (the “Requisite Consents”), and (ii) acceptance by the Offeror of Shares in the Offer which constitutes more than 50% of the outstanding Shares on a fully diluted basis (which assumes conversion or exercise of all Notes, stock options and other derivative securities of the Company, regardless of the conversion or exercise price or other terms and conditions thereof) (the “Tender Acceptance”). Upon receipt of the Requisite Consents and the Tender Acceptance, and in compliance with the other conditions contained in the Consent Solicitation, we will execute and deliver (i) the Registration Rights Agreement Amendment and (ii) to the Trustee, the Supplemental Indenture in each case to give effect to the Proposed Amendments (such time, the “Amendment Effective Time”). We will make a public announcement of the Amendment Effective Time at or prior to 9:00 a.m., New York City time, on the next business day after such Amendment Effective Time.

Georgia Business Corporation Code.

The Company is incorporated under the laws of the State of Georgia. The following provisions of the GBCC are therefore applicable to the Offer and the Merger.

Short-Form Merger. Section 14-2-1104 of the GBCC provides that, if a corporation owns at least 90% of the outstanding shares of each class and series of a subsidiary corporation, the parent corporation may merge the subsidiary corporation into itself or into another such subsidiary or merge itself into the subsidiary corporation, in each case without the approval of the board of directors or the shareholders of the subsidiary corporation (such merger, a “Short-Form Merger”). In the event that the Offeror acquires in the aggregate at least 90% of each class and series of capital stock of the Company in the Offer or otherwise (and including as a result of its exercise of the Merger Option), then the Short-Form Merger will be effected without a meeting of the shareholders of the Company, subject to compliance with the provisions of Section 14-2-1104 of the GBCC. If the Offeror fails to purchase 90% of the issued and outstanding Shares in the Offer, subject to certain limitations set forth in the Merger Agreement, the Offeror may exercise its Merger Option to purchase a number of Shares that, when added to the number of Shares owned by the Offeror at the time of such exercise, constitutes one share more than 90% of the Shares then outstanding, so long as the issuance of Shares pursuant to the Merger Option would not require shareholder approval to authorize additional shares of capital stock under the Company’s articles of incorporation. Accordingly, the Offeror will be able to exercise the Merger Option only if it purchases more than approximately 82% of the issued and outstanding Shares in the Offer. The Offeror could also seek to purchase additional Shares in the open market or otherwise in order to reach the 90% threshold and employ a Short-Form Merger. According to the Merger Agreement, the Offeror is required to effect a Short-Form Merger if permitted to do so under the GBCC.

Dissenters’ Rights. Holders of the Shares do not have dissenters’ rights in connection with the Offer. However, if the Merger (including a Short-Form Merger) is consummated, holders of the Shares at the effective time of the Merger will have certain rights under the provisions of Article 13 of the GBCC, including the right to dissent from the Merger and obtain payment in cash of the fair value of, their Shares. Dissenting shareholders of the Company who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash, together with a fair and equitable rate of interest thereon. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than or the same as the price per Share to be paid in the Merger.

The foregoing summary of the rights of shareholders seeking dissenters’ rights under the GBCC does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any dissenters’ rights available under the GBCC. The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the GBCC. If a shareholder withdraws or loses his right to dissent, such holder’s Shares will be automatically converted in the Merger into, and represent only the right to receive, the price per Share to be paid in the Merger, without interest.

Business Combination Provisions. The Company has elected in its bylaws to be subject to Sections 1131 through 1133 (the “Business Combination Provisions”) of the GBCC. In general, the Business Combination Provisions prevent an “interested shareholder” (which includes a person who is the beneficial owner of 10% or more of the voting power of the outstanding voting shares of a corporation or is an affiliate of the corporation, and at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting shares of the corporation) from engaging in a “business combination” (defined as a variety of transactions, including mergers) with a Georgia corporation for a period of five years following the time such person became an interested shareholder. However, this prohibition does not apply if prior to the time that such person became an interested shareholder, the “business combination” or the transaction which resulted in such person becoming an interested shareholder is approved by the board of directors of the corporation. The Board has unanimously approved the Offer, the Merger Agreement and the Merger, including with specific reference to the Business Combination Provisions. Accordingly, the Company does not believe that the substantive restrictions of the Business Combination Provisions will apply to the Offer and the Merger. The foregoing description of Sections 1131 through 1133 of the GBCC does not purport to be complete and is qualified in its entirety by reference to the provisions of Sections 1131 through 1133 of the GBCC.

Antitrust.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. These requirements apply to the Company by virtue of the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of required notification forms with the FTC and the DOJ, unless the waiting period is earlier terminated by the FTC and the DOJ. Each of the Company and Darden Restaurants filed a Premerger Notification and Report Form under the HSR Act with the FTC and the DOJ in connection with the purchase of Shares in the Offer and the Merger on August 30, 2007, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on September 14, 2007 (the 15th calendar day after Darden Restaurants files its Premerger Notification and Report Form), unless earlier terminated by the FTC or the DOJ or the Company or Darden Restaurants receives a request for additional information or documentary material prior to that time. If, within the 15-calendar-day waiting period, either the FTC or the DOJ requests additional information or documentary material from Darden Restaurants, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of Darden Restaurants’ substantial compliance with that request. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or legal public holiday, then the period is extended until the end of the next day that is not a Saturday, Sunday or legal public holiday. The FTC or the DOJ may terminate the additional ten-calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. The Offeror is not required to accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied.

The FTC and the DOJ frequently scrutinize the legality under the Antitrust Laws (as defined below) of transactions, such as Offeror’s acquisition of Shares in the Offer and the Merger. At any time before or after Offeror’s purchase of Shares, the FTC or the DOJ could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of the Company, Darden Restaurants, Offeror, or any of their respective subsidiaries or affiliates. While the Company believes that Darden Restaurants and Offeror will receive the requisite clearances under the HSR Act, there can be no assurance that a challenge to the Offer or other acquisition of Shares by the Offeror on antitrust grounds will not be made or, if such a challenge is made, of the result.

As used in this Statement, “Antitrust Laws” shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

The Offeror’s Designation of Persons to be elected to the Board of Directors.

The Information Statement attached as Schedule II to this Statement is being furnished in connection with the possible designation by Darden Restaurants, pursuant to the terms of the Merger Agreement, of certain persons to be elected upon consummation of the Offer to the Company’s Board of Directors, other than at a meeting of the Company’s shareholders, and such information is incorporated herein by reference.

Item 9.	Material to be Filed as Exhibits.

The following exhibits are filed with this Statement:

Exhibit No.	Description
(a)(1)	Sections 11 and 14 of the Offer to Purchase of Offeror, dated August 31, 2007 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Darden Restaurants and Offeror with the Securities and Exchange Commission on August 31, 2007).

(a)(2)	Letter to the shareholders of the Company, dated August 31, 2007.*

(a)(3)	Press release issued by the Company and Darden Restaurants on August 16, 2007 (incorporated by reference to the press release filed by the Company under cover of Schedule 14D-9 with the Securities and Exchange Commission on August 16, 2007).

(a)(4)	Joint Press Release issued by the Company and Darden Restaurants Inc., dated August 31, 2007, announcing the commencement of the Offer and the Consent Solicitation (incorporated by reference to Exhibit (a)(5)(D) of the Schedule TO filed by Darden Restaurants and Offeror with the Securities and Exchange Commission on August 31, 2007).

Exhibit No.	Description

(e)(1)	Agreement and Plan of Merger, dated as of August 16, 2007, by and among the Company, Darden Restaurants and Offeror (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 17, 2007).

(e)(2)	Confidentiality Agreement, dated as of May 17, 2007, by and between the Company and Darden Restaurants.

(e)(3)	Opinion of RBC Capital Markets Corporation, dated August 16, 2007 (included as Schedule I hereto).*

(e)(4)	Information Statement of the Company, dated August 31, 2007 (included as Schedule II hereto).*

(e)(5)	Employment Agreement, dated April 28, 2003, between the Company and Philip J. Hickey, Jr. (incorporated herein by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on August 13, 2003).

(e)(6)	First Amendment of Employment Agreement, dated October 27, 2004, between the Company and Philip J. Hickey, Jr. (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 2, 2004).

(e)(7)	Second Amendment of Employment Agreement, dated October 27, 2005, between the Company and Philip J. Hickey, Jr. (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 4, 2005).

(e)(8)	Third Amendment of Employment Agreement, dated October 27, 2006, between the Company and Philip J. Hickey, Jr. (incorporated herein by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 2, 2005).

(e)(9)	Fourth Amendment of Employment Agreement, dated December 15, 2006, between the Company and Philip J. Hickey, Jr. (incorporated by reference to Exhibit 10.19 of the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on March 1, 2007).

(e)(10)	Employment Agreement, dated April 28, 2003, between the Company and Eugene I. Lee, Jr. (incorporated herein by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on August 13, 2003).

(e)(11)	First Amendment of Employment Agreement, dated October 27, 2004, between the Company and Eugene I. Lee, Jr. (incorporated herein by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 2, 2004).
(e)(12)

Second Amendment of Employment Agreement, dated October 27, 2005, between the Company and Eugene I. Lee, Jr. (incorporated herein by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 4, 2005).

(e)(13)	Third Amendment of Employment Agreement, dated October 27, 2006, between the Company and Eugene I. Lee, Jr. (incorporated herein by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 2, 2006).

(e)(14)	Fourth Amendment of Employment Agreement, dated December 15, 2006, between the Company and Eugene I. Lee, Jr. (incorporated by reference to Exhibit 10.24 of the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on March 1, 2007).

(e)(15)	Employment Agreement, dated April 28, 2003, between the Company and W. Douglas Benn (incorporated herein by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on August 13, 2003).

Exhibit No.	Description

(e)(16)	First Amendment of Employment Agreement, dated October 27, 2004, between the Company and W. Douglas Benn (incorporated herein by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 2, 2004).

(e)(17)	Second Amendment of Employment Agreement, dated October 27, 2005, between the Company and W. Douglas Benn (incorporated herein by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 4, 2005).

(e)(18)	Third Amendment of Employment Agreement, dated October 27, 2006, between the Company and W. Douglas Benn (incorporated herein by reference from Exhibit 10.3 of the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 2, 2006).

(e)(19)	Fourth Amendment of Employment Agreement, dated December 15, 2006, between the Company and W. Douglas Benn (incorporated herein by reference from Exhibit 10.29 of the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on March 1, 2007).

(e)(20)	Fifth Amendment of Employment Agreement, dated August 27, 2007, between the Company and W. Douglas Benn.

(e)(21)	Employment Agreement, dated October 27, 2004, between the Company and M. John Martin (incorporated herein by reference to Exhibit 10.7 of the Quarterly Report on Form 10-Q K filed by the Company with the Securities and Exchange Commission on November 2, 2004).

(e)(22)	Letter Agreement, dated August 16, 2007, between Darden Restaurants and Eugene I. Lee, Jr.

(e)(23)	Letter Agreement, dated August 16, 2007, between Darden Restaurants and David George.

(e)(24)	Letter Agreement, dated August 16, 2007, between Darden Restaurants and M. John Martin.

(e)(25)	Letter Agreement, dated August 24, 2007, between Darden Restaurants and Thomas W. Gathers.

(e)(26)	Consulting Agreement, dated August 29, 2007, Darden Restaurants, the Company and Philip J. Hickey, Jr.

*	Included with the Statement mailed to the shareholders of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2007

RARE HOSPITALITY INTERNATIONAL, INC.

By:	/s/ W. DOUGLAS BENN
(Chief Financial Officer)

Schedule I

STRICTLY PRIVATE AND CONFIDENTIAL

August 16, 2007

Board of Directors

RARE Hospitality International, Inc.

8215 Roswell Road Building 600

Atlanta, GA 30350

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock of RARE Hospitality International, Inc., a Georgia corporation (the “Company”), of the Offer Price (as defined below) pursuant to the terms of the proposed Agreement and Plan of Merger (the “Agreement”) by and among Darden Restaurants, Inc., a Florida corporation (“Parent”), Surf & Turf Merger Corp., a Georgia corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company. Capitalized terms herein shall have the meanings used in the Agreement unless otherwise defined herein.

Pursuant to the Agreement and subject to the terms and conditions thereof, Merger Sub will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock, no par value per share, of the Company (the “Company Shares”) at an offer price of $38.15 per share in cash (the “Offer Price”). Following the consummation of the Offer, Merger Sub will merge with and into the Company (the “Merger” and, together with the Offer, the “Transaction”), and each outstanding Company Share will be converted into the right to receive the Offer Price, except for (i) Company Shares held in treasury by the Company or owned by Parent, Merger Sub or any other wholly owned subsidiaries of Parent or the Company or (ii) Company Shares as to which dissenters’ rights are perfected.

RBC Capital Markets Corporation (“RBC”), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes.

We have been engaged to render an opinion to the Board of Directors of the Company as to the fairness of the Offer Price, from a financial point of view, to the holders of the Company Shares and will be entitled to receive a fee upon delivery thereof, without regard to whether our opinion is accepted or the Agreement is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of business, RBC may act as a market maker and broker in the publicly traded securities of the Company and of Parent and receive customary compensation, and may also actively trade securities of the Company and of Parent for our own account and the accounts of our customers, and, accordingly, RBC and its affiliates may hold a long or short position in such securities.

For the purposes of rendering our opinion, we have undertaken such review and inquiries as we deemed necessary or appropriate under the circumstances, including the following: (i) we reviewed the financial terms of the draft of the Agreement, dated August 15, 2007 (the “Latest Draft Agreement”); (ii) we reviewed and analyzed certain publicly available financial and other data with respect to the Company and certain other relevant historical operating data relating to the Company made available to us from published sources and from the internal records of the Company; (iii) we conducted discussions with members of senior management of the Company with respect to the business prospects and financial outlook of the Company; (iv) we reviewed historical financial information and estimates relating to the Company that were provided to us by the Company’s management (the “Company Forecasts”); (v) we reviewed the historical prices and trading activity for the Company Shares; and (vi) we performed such other studies and analyses as we deemed appropriate.

In arriving at our opinion, we performed the following analyses in addition to the review, inquiries and analyses referred to in the preceding paragraph: (i) we compared selected comparable publicly traded companies with metrics implied by the Offer Price; (ii) we compared the financial metrics of selected precedent transactions with the financial metrics implied by the Offer Price; and (iii) we performed a discounted cash flow analysis using the Company Forecasts.

Several analytical methodologies have been employed by us, and no one method of analysis should be regarded as critical to the overall conclusion we have reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions we have reached are based on all the analysis and factors presented, taken as a whole, and also on application of our own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. We therefore give no opinion as to the value or merit of any one or more parts of the analyses standing alone.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided to us by the Company (including, without limitation, the financial statements of the Company and related notes thereto), and have not assumed any responsibility for independently verifying, and have not independently verified, such information. For all forward-looking financial information with respect to the Company, we have relied on the Company Forecasts. We assumed that all of the Company Forecasts represent the best currently available estimates and good faith judgments of the Company’s management as to the Company’s financial performance and express no opinion as to any aspect of the Company Forecasts or the assumptions on which they are based.

In rendering our opinion, we have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the assets or liabilities of the Company. We have not assumed any obligation to conduct, and have not conducted, a physical inspection of the property or facilities of the Company. We have not investigated, and make no assumption regarding, any litigation or other claims affecting the Company. Our opinion relates to the Company as a going concern and, accordingly, we express no opinion regarding the liquidation value of the Company. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third parties with respect to an acquisition of all or part of the Company’s business.

We have assumed, in all respects material to our analysis, that all conditions to the consummation of the Transaction will be satisfied without waiver thereof, that the representations and warranties of each party contained in the Agreement are true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the Agreement. We have assumed that the executed version of the Agreement will not differ, in any respect material to our opinion, from the Latest Draft Agreement.

Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal, or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon events occurring after the date hereof and do not have an obligation to update, revise or reaffirm this opinion. We are not expressing any opinion herein as to the prices at which the Company Shares have traded or will trade following the announcement or consummation of this Agreement.

The opinion expressed herein is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Agreement. All advice and opinions (written and oral) rendered by RBC are intended for the use and benefit of the Board of Directors of the Company. Such advice or opinions may not be reproduced, summarized, excerpted from or referred to in any public document or given to any other person without the prior written consent of RBC. If required by applicable law, such opinion may be included in any disclosure document filed by the Parent or the Company with the SEC with respect to the proposed Transaction; provided however, that such opinion must be reproduced in full and that any description of or reference to RBC be in a form reasonably acceptable to RBC and its counsel (which acceptance will not be unreasonably withheld, delayed or conditioned). RBC shall have no responsibility for the form or content of any such disclosure document, other than the opinion itself.

Our opinion does not address the merits of the underlying decision by the Company to engage in the Agreement or the relative merits of the Agreement compared to any alternative business strategy or transaction in which the Company might engage.

Our opinion addresses solely the fairness to the holders of the Company Shares, from a financial point of view, of the Offer Price. Our opinion does not in any way address other terms or conditions of the Agreement.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Offer Price is fair, from a financial point of view, to the holders of the Company Shares.

Very truly yours,

RBC CAPITAL MARKETS CORPORATION

Schedule II

RARE HOSPITALITY INTERNATIONAL, INC.

8215 Roswell Road, Building 600

Atlanta, Georgia 30350

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT

OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about August 31, 2007 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) of RARE Hospitality International, Inc., a Georgia corporation (the “Company”, “we”, or “us”). You are receiving this Information Statement in connection with the possible election of persons designated by Surf & Turf Merger Corp., a Georgia corporation (“Offeror”) and wholly owned subsidiary of Darden Restaurants, Inc., a Florida corporation (“Darden Restaurants”), to at least a majority of the seats on the Board of Directors of the Company (the “Board” or the “Board of Directors”).

On August 16, 2007, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Darden Restaurants and Offeror, pursuant to which Offeror is required to commence a tender offer to purchase all of the outstanding shares of common stock, no par value, of the Company (the “Shares”), at a price per share of $38.15, net to the seller in cash (the “Offer Price”), without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 31, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.” Copies of the offer to Purchase and the Letter of Transmittal have been mailed to the shareholders of the Company and are filed as Exhibit (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by Offeror and Darden Restaurants (the “Schedule TO”) with the SEC (the “SEC”) on August 31, 2007.

The Merger Agreement provides that, on the terms and subject to the satisfaction or waiver of the conditions set forth therein, following completion of the Offer, and in accordance with the Georgia Business Corporation Code (the “GBCC”), Offeror will be merged with and into the Company (the “Merger”). Following consummation of the Merger, the Company will continue as the surviving corporation and a wholly-owned subsidiary of Darden Restaurants. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (except for (i) Shares held by holders who comply with Article 13 of the Georgia Business Corporation Code regarding the rights of shareholders to dissent from the Merger and require appraisal of their shares, (ii) Shares held in the treasury of the Company or owned by Darden Restaurants, Merger Sub or any other wholly owned subsidiary of Darden Restaurants or the Company, and (iii) restricted Shares that are converted into restricted shares of Darden Restaurants) will be converted into the right to receive cash in the amount of the Offer Price, without interest (the “Merger Consideration”).

The Offer, Merger and the Merger Agreement are more fully described in the Statement to which this Information Statement is attached as Schedule II, which was filed by the Company with the SEC on August 31, 2007.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement.

Information set forth herein related to Offeror, Darden Restaurants and the Offeror Designees (as identified herein) has been furnished to the Company by Darden Restaurants. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Statement.

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Pursuant to the Merger Agreement, Offeror commenced the Offer on August 31, 2007. The Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of September 28, 2007, unless extended in accordance with its terms.

GENERAL INFORMATION REGARDING THE COMPANY

The authorized capital stock of the Company consists of 60,000,000 shares of common stock, without par value (the “Company Common Stock”), and 10,000,000 shares of preferred stock, without par value (the “Company Preferred Stock”). As of August 15, 2007, 30,627,146 shares of Company Common Stock were issued and outstanding and no shares of Company Preferred Stock were issued and outstanding.

The Company Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each share of Company Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

OFFEROR’S RIGHT TO DESIGNATE DIRECTORS TO THE COMPANY’S BOARD OF DIRECTORS

The Merger Agreement provides that, promptly upon the acceptance of any Shares for payment by Offeror (the “Appointment Time”), and from time to time thereafter and subject to certain requirements discussed in this paragraph below, Offeror is entitled to designate up to such number of directors, rounded to the next whole number, as will give Offeror representation on the Board of Directors equal to the product of the total number of directors on the Board of Directors (giving effect to any increase in the number of directors so elected pursuant to the Merger Agreement) and the percentage that such number of Shares beneficially owned by Darden Restaurants or its affiliates bears to the total number of Shares then outstanding. The Company shall, upon Offeror’s request, promptly take all actions necessary to cause such designees to be so elected to the Board of Directors, including, if necessary, by seeking and accepting the resignation of such number of directors or increasing the size of the Board of Directors as is necessary to enable Offeror’s designees to be so elected. Subject to certain requirements discussed in this paragraph below, the Company will, at such times, cause individuals designated by Offeror to constitute the same percentage of each committee of the Board of Directors as Offeror’s designees represent on the Board of Directors, other than any committee of the Board of Directors established to take action under the Merger Agreement which committee must be composed only of Independent Directors (as defined below).

In the event that Offeror’s designees are elected or designated to the Board of Directors prior to the Effective Time, the Company use its reasonable efforts to cause the Board of Directors to have at least three members who (i) were directors on the date of the Merger Agreement, (ii) are independent directors for purposes of the continued listing requirements of the NASDAQ and the SEC rules and regulations and (iii) are reasonably satisfactory to Offeror (such directors, the “Independent Directors”). If any Independent Director is unable to serve due to death, disability or any other reason, the remaining Independent Directors shall be entitled to designate another individual who is a non-employee director on the date of the Merger Agreement and who meets the requirements of independence of the rules and regulations of the SEC and NASDAQ, to fill the vacancy, and such director will be deemed to be an Independent Director for purposes of the Merger Agreement. If no Independent Director remains prior to the Effective Time, a majority of the members of the Board of Directors shall be entitled to designate three individuals to fill such vacancies, provided that such individuals shall meet the requirements of independence of the rules and regulations of the SEC and NASDAQ and may not be employees or officers of the Company, Darden Restaurants or Offeror and such directors will be deemed Independent Directors for purposes of the Merger Agreement. Following the Appointment Time and prior to the Effective Time, the approval of a majority of the Independent Directors shall be required to authorize (A) any termination or amendment of the Merger Agreement, (B) any extension by the Company of the time for

2

performance of any of the obligations or other acts of Offeror or Darden Restaurants, (C) waiver of any of the Company’s rights under the Merger Agreement or other action, in each case, adversely affecting the rights of the Company’s shareholders (other than Darden Restaurants or Offeror).

Following the Appointment Time and prior to the Effective Time, the Company and Darden Restaurants has agreed to use reasonable best efforts to cause Ronald W. San Martin, Don L. Chapman and Lewis H. Jordan, who are currently members of the Board of Directors, to remain as the Independent Directors at least until the Effective Time.

The following table sets forth certain information with respect to the Offeror Designees, including their respective ages as of the date hereof, current principal occupation or employment and five-year employment history. Each Offeror Designee is a citizen of the United States.

Name	Age	Position
Clarence Otis, Jr.	51	Mr. Otis has served as Chairman of the Board of Darden Restaurants since November 2005. He has also served as Darden Restaurants’ Chief Executive Officer since November 2004. Mr. Otis served as Executive Vice President from March 2002 until November 2004 and President of Smokey Bones Barbeque & Grill® from December 2002 until November 2004. He served as Senior Vice President from December 1999 until April 2002, and Chief Financial Officer from December 1999 until December 2002.

Andrew H. (Drew) Madsen	51	Mr. Madsen has served as President and Chief Operating Officer of Darden Restaurants since November 2004. He served as Senior Vice President and President of Olive Garden® from March 2002 to November 2004. Mr. Madsen served as Executive Vice President of Marketing for Olive Garden from December 1998 to March 2002.

C. Bradford Richmond	48	Mr. Richmond has been Senior Vice President and Chief Financial Officer of Darden Restaurants since December 2006. From August 2005 to December 2006, he served as Senior Vice President and Corporate Controller of Darden Restaurants. He served as Senior Vice President Finance, Strategic Planning and Controller of Red Lobster from January 2003 to August 2005, and was Senior Vice President, Finance and Controller at Olive Garden from August 1998 to January 2003. He joined Darden Restaurants’ former parent company, General Mills, in 1982 as a food and beverage analyst for Casa Gallardo, a restaurant concept formerly owned and operated by General Mills, and from June 1985 to August 1998 held progressively more responsible finance and marketing positions with our York Steak House, Red Lobster and Olive Garden operating companies in both the United States and Canada.

Paula J. Shives	56	Ms. Shives has been Senior Vice President, General Counsel and Secretary of Darden Restaurants since joining Darden Restaurants in June 1999. Prior to joining Darden Restaurants, she served as Senior Vice President, General Counsel and Secretary from 1995 to 1999, and Associate General Counsel from 1985 to 1995, of Long John Silver’s Restaurants, Inc., a seafood restaurant company.

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Name	Age	Position
Valerie K. Collins	48	Ms. Collins has been Senior Vice President, Corporate Controller and Chief Information Officer of Darden Restaurants since December 2006. She served as Senior Vice President and Chief Information Officer of Darden Restaurants from January 2003 until December 2006, and Senior Vice President, Finance and Controller for Red Lobster from August 1998 until January 2003. She joined Red Lobster in 1985 as Manager of Accounting Systems and held progressively more responsible positions until being promoted to Vice President Finance and Controller for Olive Garden in 1994 and to Senior Vice President Finance and Controller for Olive Garden in 1996.

Darden Restaurants and Offeror have informed the Company that each of the individuals listed above has consented to act as a director of the Company, if so designated. If necessary, Offeror may choose additional or other Offeror Designees, subject to the requirements of Rule 14f-1. None of the Offeror Designees is currently a director of, or holds any position with, the Company. Darden Restaurants and Offeror have advised the Company that, to their knowledge, none of the Offeror Designees has a familial relationship with any director or executive officer of the Company or beneficially owns any securities (or any rights to acquire any such securities) of the Company. The Company has been advised by Darden Restaurants and Offeror that, to their knowledge, none of the Offeror Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, other than transactions between Darden Restaurants, Offeror and the Company that have been described in the Schedule TO or the Statement.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

Based solely on information made available to the Company, the following table sets forth certain information with respect to the beneficial ownership of the Company’s Common Stock as of August 16, 2007 by (i) each person who is known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock of the Company, (ii) each director and nominee for director of the Company, (iii) the Named Executive Officers of the Company (as defined under “Compensation Discussion and Analysis” below) other than Joia M. Johnson who resigned as Vice President and General Counsel effective January 2007, and (iv) all of the Company’s executive officers and directors as a group.

	Shares Beneficially Owned
Names(1)	Shares		Percent
Philip J. Hickey, Jr.	837,201	(2)	2.7%
Eugene I. Lee, Jr.	493,882	(3)	1.6%
W. Douglas Benn	361,862	(4)	1.2%
Ronald W. San Martin	267,827	(5)	*
M. John Martin	64,904	(6)	*
Don L. Chapman	62,946	(7)	*
Lewis H. Jordan	52,125	(8)	*
Carolyn H. Byrd	39,937	(9)	*
Dick R. Holbrook	37,800	(10)	*
James D. Dixon	22,875	(11)	*
Roger L. Boeve	22,875	(12)	*
Wellington Management Company, LLP	4,169,109	(13)	13.6%
T. Rowe Price Associates, Inc.	4,008,850	(14)	13.1%
Fidelity Management and Research Company	1,874,637	(15)	6.1%
All executive officers and directors as a group (fourteen persons)	2,566,381	(16)	7.9%

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*	Less than one percent.
(1)	The named shareholders have sole voting and investment power with respect to all shares shown as being beneficially owned by them, except as otherwise indicated. Shares underlying stock options that are exercisable within 60 days are deemed to be outstanding for the purpose of computing the outstanding shares owned by the particular person and by the group, but are not deemed outstanding for any other purpose.
(2)	Includes 15,750 shares held in an irrevocable trust for Mr. Hickey, Jr.’s daughter, 15,750 shares held in an irrevocable trust for Mr. Hickey, Jr.’s son, and 690,716 shares that are subject to stock options exercisable within 60 days.
(3)	Includes 427,382 shares that are subject to stock options exercisable within 60 days.
(4)	Includes 1,500 shares held as custodian for Mr. Benn’s children and 319,340 shares that are subject to stock options exercisable within 60 days.
(5)	Includes 79,375 shares that are subject to stock options exercisable within 60 days, 32,000 shares pledged to secure a loan to Mr. San Martin over which he has sole voting and shared investment power and 156,302 shares held by the Ronald W. San Martin Living Trust. Mr. San Martin is the sole trustee of such trust and has sole voting and investment power over all 163,362 shares held by the trust.
(6)	Includes 53,539 shares that are subject to stock options exercisable within 60 days.
(7)	Includes 45,375 shares that are subject to stock options exercisable within 60 days.
(8)	Includes 34,125 shares that are subject to stock options exercisable within 60 days.
(9)	Includes 36,937 shares that are subject to stock options exercisable within 60 days.
(10)	Includes 34,125 shares that are subject to stock options exercisable within 60 days.
(11)	Includes 21,875 shares that are subject to stock options exercisable within 60 days.
(12)	Includes 17,250 shares that are subject to stock options exercisable within 60 days.
(13)	Based on a Schedule 13G/A filed with the SEC on February 14, 2007 by Wellington Management Company, LLP. The address of Wellington Management Company, LLP is 75 State Street, Boston, Massachusetts 02109.
(14)	Based on a Schedule 13G/A filed with the SEC on February 14, 2007 by T. Rowe Price Associates, Inc. (“Price Associates”). The address of Price Associates is 100 East Pratt Street, Baltimore, Maryland 21202. These securities are owned by various individual and institutional investors, which Price Associates serves as investment advisor with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.
(15)	Based on a Schedule 13G filed with the SEC on February 14, 2007 by Fidelity Management and Research Company. The address of Fidelity Management and Research Company is 82 Devonshire Street, Boston, Massachusetts 02109.
(16)	Includes 1,963,518 shares that are subject to stock options exercisable within 60 days.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Directors

The table on the following pages sets forth the names of the current directors of the Company as of August 16, 2007, their ages, the year in which each was first elected a director, their position(s) with the Company, their principal occupations and employers for at least the last five years, and any other directorships held by them in certain other companies.

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CLASS I—TERM EXPIRING ANNUAL MEETING 2008

Name and Year First Elected a Director	Age	Positions with the Company, Principal Occupations During at Least the Past Five Years, and Other Directorships
Roger L. Boeve, 2004	68	Mr. Boeve was founder and served as Executive Vice President and Chief Financial Officer of Performance Food Group Company, a foodservice distributor, from the formation of the company in 1988 through his retirement in 2003. Prior to 1988, Mr. Boeve served as Executive Vice President and Chief Financial Officer for The Murray Ohio Manufacturing Company and as Corporate Vice President and Treasurer for Bausch and Lomb Incorporated.

Don L. Chapman, 1992	68	Mr. Chapman is the founder and has served as Chairman of ChapCo Investments LLC, an investment company, since March 2005. Mr. Chapman was Chairman and Chief Executive Officer of Tug Investment Corporation, an investment company, from April 2000 to March 2005. Mr. Chapman was President of S&S Tug Manufacturing, a manufacturer of material-handling vehicles, from March 1999 until April 2000. Mr. Chapman is also a director of AirTran Holdings, Inc. and serves as chairman of the audit committee of that board.

Lewis H. Jordan, 1998	63	Mr. Jordan is the founder and has served as the principal officer of Wingspread Enterprises LLC, an investment and consulting firm, since August 1997. Mr. Jordan has served as a director of AirTran Holdings, Inc. from June 1993 to the present. Mr. Jordan was also President and Chief Operating Officer of ValuJet, Inc. from June 1993 until November 1997.

CLASS II—TERM EXPIRING ANNUAL MEETING 2009

Name and Year First Elected a Director	Age	Positions with the Company, Principal Occupations During at Least the Past Five Years, and Other Directorships
Carolyn H. Byrd, 2000	58	Ms. Byrd is Chairman and Chief Executive of GlobalTech Financial, LLC, a financial services company established in May 2000. From 1977 until September 2000, Ms. Byrd held various positions of increasing responsibility, including Chief of Internal Audits, Director of the Corporate Auditing Department and, most recently, President of Coca-Cola Financial Corporation and Vice President of The Coca-Cola Company. Ms. Byrd is currently a director of Circuit City Stores, Inc. and AFC Enterprises, Inc.

Philip J. Hickey, Jr., 1997	52	Mr. Hickey, Jr. has served as the Company’s Chairman of the Board of Directors since January 2001 and its Chief Executive Officer since July 1998. From October 1997 until July 1998, Mr. Hickey, Jr. served as the Company’s President and Chief Operating Officer and as a director. From November 1992 until he joined the Company in October 1997, Mr. Hickey, Jr. served as President and Chief Operating Officer of Innovative Restaurant Concepts, Inc. and Rio Bravo International, Inc., operators and franchisors of casual dining restaurants that were acquired by Applebee’s International, Inc. in March 1995.

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Name and Year First Elected a Director	Age	Positions with the Company, Principal Occupations During at Least the Past Five Years, and Other Directorships
Dick R. Holbrook, 2002	54	Mr. Holbrook served as President, Chief Operating Officer and a director of AFC Enterprises, Inc., a developer, operator and franchisor of restaurants, from August 1995 to December 2004. From November 1992 to July 1995, Mr. Holbrook served as Executive Vice President and Chief Operating Officer of AFC Enterprises, Inc. Prior to 1992, Mr. Holbrook held various executive management positions in the restaurant industry.

CLASS III—TERM EXPIRING ANNUAL MEETING 2010

Name and Year First Elected a Director	Age	Positions with the Company, Principal Occupations During at Least the Past Five Years, and Other Directorships
Eugene I. Lee, Jr., 2001	46	Mr. Lee, Jr. has served as the Company’s President and Chief Operating Officer since January 2001. From January 1999 until January 2001, Mr. Lee, Jr. served as the Company’s Executive Vice President and Chief Operating Officer. Prior to that, he was Executive Vice President, Operations—LongHorn Steakhouse Division from October 1997 until January 1999, and was the Company’s Executive Vice President, Operations—Bugaboo Creek Steak House Division from January 1997 until October 1997. For more than five years prior to joining the Company, he occupied various positions, including Senior Vice President—Operations, with Uno Restaurant Corporation, an operator of restaurants.

Ronald W. San Martin, 1985	59	Mr. San Martin serves as President of 490 East Paces Ferry, Inc. and serves as Chief Financial Officer (since June 1995) and Secretary (since January 1996) of We’re Cookin’ Inc., both of which are restaurant development and operating companies. Mr. San Martin was the Chief Financial Officer and the Secretary of the Company from May 1985 until June 1995 and was Chief Operating Officer from August 1997 until October 1997.

James D. Dixon, 2004	63	Mr. Dixon began his career at Citizens and Southern Corp. and remained with that organization through mergers that created C&S/Sovran, and NationsBank, as well as the merger with Bank of America. Among other positions, he served as Vice Chairman and Chief Administrative Officer of Citizens and Southern Corp.; Senior Executive Vice President and Chief Financial Officer of C&S/Sovran; President of NationsBank Services, Inc.; and Chief Technology Officer of Bank of America. Prior to his retirement in 2002, he served as Executive Director of BankofAmerica.com, where he was responsible for Internet business development, strategic alliances and joint ventures. Mr. Dixon is currently a director of BroadVision, Inc, and CheckFree Corporation.

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Executive Officers

Except for Messrs. Hickey, Jr. and Lee, Jr. discussed above under “Current Directors and Executive Officer of the Company—Directors,” the following table sets forth the names of the executive officers of the Company as of August 16, 2007, their ages, their position(s) with the Company, their principal occupations and employers for at least the last five years, and any other directorships held by them in certain other companies. All executive officers serve at the pleasure of the Board of Directors.

Name	Age	Positions with the Company, Principal Occupations During at Least the Past Five Years
W. Douglas Benn	53	Mr. Benn became the Company’s Executive Vice President of Finance, Chief Financial Officer and Secretary in March 1998. Before joining the Company, Mr. Benn was an independent financial consultant providing consulting services primarily to companies in the restaurant industry, including the Company, from February 1997 until March 1998. From April 1987 until February 1997, Mr. Benn was the Chief Financial Officer of Innovative Restaurant Concepts, Inc., an operator and franchisor of casual dining restaurants that was acquired by Applebee’s International, Inc. in March 1995.

Thomas W. Gathers	51	Mr. Gathers became the Company’s Executive Vice President of Human Resources in December 1998. For more than five years prior to joining the Company, he was Senior Vice President—Human Resources with Uno Restaurant Corporation.

David C. George	51	Mr. George became President of the Company’s LongHorn Steakhouse division in May 2003. From October 2001 until May 2003, Mr. George was Senior Vice-President of Operations for LongHorn Steakhouse. Prior to that, he served as Vice President of Operations for The Capital Grille from May 2000 until October 2001. From April 1998 until May 2000, he served as Regional Vice President of Operations for LongHorn Steakhouse. From March 1996 until April 1998, he was a joint venture partner for the LongHorn Steakhouse restaurants in North and South Carolina. For more than five years prior to joining the Company, he served as a Vice President of Operations at Battleground Restaurant Group, a privately held, multi-concept company based in North Carolina.

M. John Martin	47	Mr. Martin became President of the Company’s The Capital Grille division in September 2004. Mr. Martin began his career with the Company in 1990 as a Manager of the original The Capital Grille in Providence, Rhode Island. Over the past 14 years, he has held various positions of increasing responsibility and was promoted to Vice President of Operations for The Capital Grille division in 2001.

Benjamin A. Waites	45	Mr. Waites became the Company’s Chief Accounting Officer, Vice President and Corporate Controller in February 2005. Mr. Waites began his career with the Company in 1997 as Corporate Controller and was promoted to Vice President and Corporate Controller in 1999. Prior to joining the Company, he was Vice President of Finance for Apple South, Inc., an operator of casual dining restaurants.

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Name	Age	Positions with the Company, Principal Occupations During at Least the Past Five Years
Cathy D. Hampton	39	Ms. Hampton has agreed to join the management team effective April 16, 2007, as Vice President, General Counsel and Secretary. From August 2001 until March of 2007, Ms. Hampton served in increasing levels of responsibility at EarthLink, Inc., including Vice President and Assistant General Counsel and General Counsel and Secretary of Earthlink’s PeoplePC subsidiary. Prior to her tenure at EarthLink, Ms. Hampton held corporate counsel positions at Turner Broadcasting System, Inc. and the National Basketball Association. Ms. Hampton began practicing corporate law at the New York law firm of Shearman & Sterling LLP in 1993.

INFORMATION REGARDING THE COMPANY’S BOARD OF DIRECTORS

The property, affairs and business of the Company are under the general management of its Board of Directors as provided by the laws of Georgia and the Bylaws of the Company. The Company has standing Audit, Compensation and Governance/Nominating Committees of the Board of Directors.

During the 2006 fiscal year, the Company’s Board of Directors met seven times. Each director, during the period he or she was a director, attended at least 75% of the aggregate number of meetings of the Board of Directors and the committees of the Board of Directors of which he or she was a member. It is the Company’s policy that all of the Company’s directors are expected to attend the Annual Meeting of Shareholders. All of the Company’s directors attended the 2007 Annual Meeting of Shareholders.

Audit Committee

The Audit Committee consists of three non-employee directors: Roger L. Boeve (Chairman), Ronald W. San Martin, and Dick R. Holbrook. The primary duties and responsibilities of the Audit Committee are to: (i) monitor the integrity of the Company’s accounting and financial reporting processes, systems of internal controls and audits of the Company’s financial statements, (ii) monitor the independence, performance and integrity of the Company’s independent registered public accounting firm and internal auditing department, and (iii) provide an avenue of communication among the independent registered public accounting firm, management, the internal auditing department and the Company’s Board of Directors. A detailed list of the Audit Committee’s functions is included in its charter. In February 2007, the Company’s Board of Directors re-approved the charter for the Audit Committee, a copy of which is posted on the Company’s website at www.rarehospitality.com. The Audit Committee held 12 meetings during the 2006 fiscal year.

The Company’s Board of Directors has determined that the members of the Audit Committee are independent as defined by the Sarbanes-Oxley Act of 2002 and the NASDAQ listing standards, and that the Audit Committee Chairman, Mr. Boeve, is qualified as an audit committee financial expert as defined by the SEC rules.

Compensation Committee

The Compensation Committee consists of four non-employee directors: James D. Dixon (Chairman), Don L. Chapman, Carolyn H. Byrd and Lewis H. Jordan, each of whom has been determined by the Company’s Board of Directors to be independent as defined under applicable requirements of the NASDAQ listing standards and Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). The purpose of the Compensation Committee is to: (i) encourage the achievement of the Company’s performance goals by providing

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compensation which directly relates to the performance of the executive officers and the achievement of internal business strategies and goals, (ii) establish compensation policies and guidelines that will attract and retain an outstanding group of executives through an overall level of compensation opportunity that is competitive within the Company’s industry, (iii) promote a direct relationship between compensation and the Company’s performance by facilitating executive officer stock ownership through stock options, restricted stock or other equity-based awards, (iv) serve as the “Committee” for the administration of the Company’s Amended and Restated 1992 Incentive Plan, the Company’s 1997 Long-Term Incentive Plan, the Company’s Amended and Restated 2002 Long-Term Incentive Plan, the RARE Hospitality International, Inc. Executive Officer Performance Incentive Plan, and other incentive compensation plans for executive officers of the Company and (v) engage experts on compensation matters, if and when it deems it proper or advisable to do so. The Compensation Committee reports to the Board of Directors. The Compensation Committee held seven meetings during the 2006 fiscal year. For more information on the role of the Compensation Committee and its processes and procedures for considering and determining executive officer compensation, see our discussion below under “Compensation Discussion and Analysis”.

Governance/Nominating Committee

The Governance/Nominating Committee consists of three non-employee directors: Lewis H. Jordan (Chairman), Don L. Chapman and Carolyn H. Byrd, each of whom has been determined by the Company’s Board of Directors to be independent as defined under applicable requirements of the NASDAQ listing standards. The principal purpose of the Governance/Nominating Committee is to: (i) consider significant corporate governance issues and make recommendations to the Board of Directors on appropriate governance policies and procedures for the Company, and (ii) identify and recommend candidates for election to the Board of Directors of the Company. A description of the Company’s policy regarding director candidates nominated by shareholders appears below under “Information Regarding the Company’s Board of Directors—Director Nominating Process.” The Governance/Nominating Committee reports to the Board of Directors and held four meetings during the 2006 fiscal year.

Director Nominating Process

The Governance/Nominating Committee identifies potential nominees for director through a variety of business contacts, including current executive officers, directors, community leaders and shareholders. The Governance/Nominating Committee may, to the extent it deems appropriate, retain professional search firms and other advisors to identify potential nominees for director.

The Governance/Nominating Committee evaluates director candidates by reviewing their biographical information and qualifications. If the Governance/Nominating Committee determines that a candidate may be qualified to serve on the Board of Directors, such candidate is interviewed by at least one member of the Governance/Nominating Committee and the Chairman of the Board of Directors and Chief Executive Officer. The Governance/Nominating Committee then determines, based on the background information and the information obtained in the interviews, whether to recommend to the Board of Directors that a candidate be nominated for approval by the shareholders to fill a directorship. With respect to an incumbent director whom the Governance/Nominating Committee is considering as a potential nominee for re-election, the Governance/Nominating Committee reviews and considers the incumbent director’s service to the Company during his or her term, including the number of meetings attended, level of participation, and overall contribution to the Company in addition to such person’s biographical information and qualifications.

The Governance/Nominating Committee will consider written recommendations from shareholders for nominees to the Board of Directors. The manner in which the Governance/Nominating Committee evaluates a potential nominee does not differ based on whether the candidate is recommended by a shareholder of the Company. A shareholder who wishes to recommend a person to the Governance/Nominating Committee for nomination by the Company must submit a written notice by mail to the Governance/Nominating Committee

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c/o Corporate Secretary, RARE Hospitality International, Inc., 8215 Roswell Road, Building 600, Atlanta, Georgia 30350. In order to be considered in connection with nominations at any annual meeting of shareholders, such a written recommendation must be received no later than one hundred fifty (150) days in advance of the annual meeting of shareholders and should include (i) the candidate’s name, business address and other contact information, (ii) a complete description of the candidate’s qualifications, experience and background, as would be required to be disclosed in the Proxy Statement pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other information responsive to the qualifications and criteria considered by the Governance/Nominating Committee, (iii) a signed statement by the candidate in which he or she consents to being named in the Proxy Statement as a nominee and to serve as a director if elected and (iv) the name and address of the shareholder(s) of record making such a recommendation.

The Governance/Nominating Committee recommends nominees for election to the Board of Directors based on its evaluation of a number of qualifications, including, but not limited to: character and integrity; financial literacy; career achievements; vision and imagination; sound business experience and acumen; relevant technological, political, economic or business expertise; social consciousness; familiarity with issues affecting the Company’s business; independence and absence of conflicts of interest; and contribution to the Board of Director’s desired level of diversity and balance. The Governance/Nominating Committee endorses the value of seeking qualified directors from diverse backgrounds otherwise relevant to the Company’s mission, strategy and business operations and the perceived needs of the Board of Directors at a given time.

Director Independence

The Board of Directors has affirmatively determined that all of the non-management directors (Messrs. San Martin, Dixon, Boeve, Holbrook, Chapman, Jordan and Ms. Byrd), who comprise a majority of the Board of Directors, are independent under the standards of independence of the NASDAQ listing standards.

Shareholder Communications with the Board or Non-Management Directors

The Board of Directors accepts communications sent to the Board of Directors (or to specified individual directors) by shareholders of the Company. Shareholders may communicate with the Board of Directors (or with specified individual directors) by writing to them c/o Corporate Secretary, RARE Hospitality International, Inc., 8215 Roswell Road, Building 600, Atlanta, GA 30350. All written communications received in such manner from shareholders of the Company shall be forwarded to the members of the Board of Directors to whom the communication is directed or, if the communication is not directed to any particular member(s) of the Board of Directors, the communication shall be forwarded to all members of the Board of Directors.

Committee Charters

The Board of Directors of the Company has adopted a charter for the Audit, Compensation, and Governance/Nominating Committees. These charters are available at the Company’s website, www.rarehospitality.com, in the “Investor Relations—Corporate Governance” section of the website.

Director Compensation

During fiscal 2006, directors of the Company who are not also employees received an annual retainer of $35,000, plus reimbursement of travel and other expenses incurred in connection with the performance of their duties. In addition, the Chairman of the Audit Committee received a $10,000 retainer, and each of the other Audit Committee members, the Chairman of the Compensation Committee, and the Chairman of the Governance/Nominating Committee, received $5,000 retainers. Additionally, Dick R. Holbrook received a $5,000 retainer during fiscal 2006 for acting as the board’s liaison with management in connection with the planned sale of the Bugaboo Creek Steak House business. Retainers are paid in cash or, at the election of a director, may be deferred under the Company’s Supplemental Deferred Compensation Plan. Any non-employee directors joining the Board of

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Directors will receive an initial stock option grant to purchase 7,500 shares of Common Stock if he or she first becomes a non-employee director on or before June 30th of the year appointed, or an initial stock option grant to acquire 3,750 shares of Common Stock, if he or she first becomes a non-employee director on or after July 1st of the year appointed. In addition, on the day immediately preceding the release of the Company’s financial results for the 2006 fiscal year, each non-employee director serving on such date will receive an annual stock option grant to purchase 7,500 shares of Common Stock, provided the Company achieved certain performance measures for the preceding fiscal year. Non-employee directors also receive an allowance of $400 per fiscal month for dining at the Company’s restaurants, and an allowance of $1,000 per fiscal year for dining at restaurants of the Company’s competitors. Non-employee directors also receive a $1,000 allowance for charitable donations (which fall under the IRS-defined “Donations/Contributions” category), and a $2,000 allowance for public relations (which do not fall under the IRS-defined “Donations/Contributions” category), both per fiscal year. Directors who are also employees of the Company are not paid any compensation for their services as directors. The Company has increased the annual retainer for new and existing non-employee directors for fiscal year 2007. Beginning in fiscal year 2007, directors of the Company who are not also employees will receive an annual retainer of $40,000.

Effective for fiscal 2008, on the date that a new non-employee director is initially elected or appointed to the Board or, in the case of a director who was employed by the Company on the date that such director was initially elected or appointed to the Board and who remains a director following the termination of his or her employment, on the date such non-employee director’s employment with the Company is terminated, such director will receive an initial equity award, which shall consist of (i) a number of restricted stock units determined by dividing (a) $30,000, if such date is on or before June 30 of the fiscal year in question, or $15,000, if such date is on or after July 1 of the fiscal year in question, by (b) the fair market value of the stock on the date of grant, and (ii) a number of options determined by dividing (a) $30,000, if such date is on or before June 30 of the fiscal year in question, or $15,000, if such date is on or after July 1 of the fiscal year in question, by (b) per share fair value on the date of grant of such options (based on Black-Scholes valuation or other appropriate option pricing methodology approved by the Committee).

Beginning in fiscal 2008, non-employee directors will receive an annual equity award on the day immediately preceding the earlier of (i) the Company’s release of its financial results for the preceding fiscal year, or (ii) the Company’s release of an estimate of its financial results for the preceding year, made after the end of such year and before the release of full financial results for such year, each non-employee director who is serving in such capacity as of such date and was serving as a non-employee director for at least one day during the preceding fiscal year, which shall consist of (i) a number of restricted stock units determined by dividing $30,000 by the fair market value of the stock on the date of grant, and (ii) a number of options determined by dividing $30,000 by the per share fair value on the date of grant of such options (based on a Black-Scholes valuation or other appropriate option pricing methodology approved by the Committee).

The following table shows the compensation paid to each of the directors during fiscal 2006:

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash	Option Awards(1)	Total
Carolyn H. Byrd	$45,000	$51,572	$96,572
Dick R. Holbrook	40,000	51,572	91,572
Roger L. Boeve	40,000	51,572	91,572
Don L. Chapman	40,000	51,572	91,572
Lewis H. Jordan	35,000	51,572	86,572
Ronald W. San Martin	45,000	51,572	96,572
James D. Dixon	35,000	51,572	86,572

(1)

Represents the amount recognized by the Company as expense for financial statement reporting purposes in fiscal 2006 for stock options granted in fiscal 2006, which is equal to the grant date fair value of these

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awards determined in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004) Share-Based Payment (123R). The aggregate number of options held by each director as of December 31, 2006 was as follows: Ms. Byrd, 30,937; Mr. Holbrook, 28,125; Mr. Boeve, 11,250; Mr. Chapman, 45,000; Mr. Jordan, 28,125; Mr. San Martin, 85,500; and Mr. Dixon, 15,875.

COMPENSATION DISCUSSION AND ANALYSIS

Our executive compensation program is administered by the Compensation Committee, which is composed solely of non-employee directors. The following discussion describes (i) the objectives of our executive compensation program, (ii) the elements of compensation provided to our executive officers and (iii) the factors considered in determining the levels, elements and mix of compensation provided to our executive officers. Specifically, this discussion will focus on the compensation awarded to, earned by, and paid to the following individuals, whom we refer to as our Named Executive Officers:

•	Philip J. Hickey, Jr., our Chief Executive Officer,

•	Eugene I. Lee, Jr., our President and Chief Operating Officer,

•	W. Douglas Benn, our Executive Vice President, Finance and Chief Financial Officer,

•	Joia M. Johnson, our former Executive Vice President General Counsel and Secretary, and

•	M. John Martin, our President, The Capital Grille.

Objectives

The primary objectives of our executive compensation program are to:

•	attract, motivate and retain an outstanding group of executives by providing total compensation that is competitive with compensation at other companies in our peer group;

•	link the interests of the executives with our overall business strategies and goals by establishing a correlation between the performance of our business and each executive’s compensation; and

•	align the interests of the executives with those of our shareholders by providing an equity-based component of executive compensation.

Our executive compensation program includes features to reward individuals, who are integral to the continued success of our business, who demonstrate desired performance and productivity and whose talents contribute to the growth of our business. We compensate our executives with base salaries, short-term incentive compensation and long-term equity compensation that are intended to balance and provide incentive for the achievement of our short and long-term goals.

Elements of Compensation

The compensation provided to our Named Executive Officers consists of (i) base salary, (ii) annual cash incentive bonuses, (iii) long-term equity awards and (iv) perquisites and other benefits (including severance). Each of these elements of executive compensation is described below.

For fiscal 2006, the Compensation Committee’s determinations of the amount of compensation for our executive officers were partially based upon a review of publicly-available information on executive compensation at comparable public companies. Those comparable companies included Applebee’s International, Inc., CBRL Group, Inc., The Cheesecake Factory, Inc., Landry’s Restaurants, Inc., Lone Star Steakhouse, PF Chang’s China Bistro, Inc., and Ruby Tuesday, Inc. (the “Peer Group”).

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The Compensation Committee also engaged Watson Wyatt Worldwide (“Watson Wyatt”), an independent compensation consultant, to perform a review of our executive compensation. Watson Wyatt analyzed the level of base pay and short-term incentive compensation and long-term equity compensation provided to our executives, and advised us on the structure of our short-term and long-term compensation programs. Regarding short-term incentive compensation, Watson Wyatt recommended that the Company discontinue semi-annual payout of incentive compensation, raise the threshold level of performance necessary before short-term incentive plans begin to pay out and increase the level of payout for performance above the 100% payout level. These changes were intended to more closely align the Company’s short-term incentive plans with market practices. With respect to long-term equity compensation, the Company had allocated the total value of equity awards granted to our executive officers evenly between time vesting stock options and restricted stock awards. For fiscal 2006 Watson Wyatt recommended an allocation of 40% stock options, 20% restricted stock and 40% performance based restricted stock units (“PBRSUs”). The shift toward performance-vesting awards was intended to further align the interests of our executive officers with our shareholders, and provide increased incentive for achievement of important financial goals. The Compensation Committee participated in discussions with Watson Wyatt regarding the elements and amount of compensation to be awarded to the executive officers and used, in substance, the structure recommended by Watson Wyatt in making its determinations regarding short-term incentive compensation and long-term equity compensation. In addition, the Compensation Committee considered recommendations made by our chief executive officer for the compensation of the other executive officers. Our chief executive officer’s recommendations were based on factors such as the efforts expended by such individuals towards the furtherance of our corporate goals, the compensation history of each individual and the compensation of comparable executives at companies in the Peer Group.

Base Salary

Each executive officer is paid a base salary as compensation for services rendered to the Company. We believe a competitive base salary is necessary to achieve our objective of attracting, motivating and retaining highly qualified executives. The base salary serves as a steady source of income for the executive and reflects the officer’s level of responsibility, prior experience and achievements, as well as the importance of such executive’s contribution to our business. The Compensation Committee determined the base salaries of our executive officers for fiscal 2006 based on a review of prevailing competitive salaries for similar positions in our Peer Group. Management reviewed the market data and the chief executive officer developed recommended salary increases, which ranged from 10% to 17% based on individual responsibilities, experience and performance, as well as position relative to the competitive market and relative to internal peers. Consistent with our policy for all employees, base salaries are generally compared to the median of the Peer Group for each comparable position. The Compensation Committee reviews management’s recommendations and approves any compensation change for each Named Executive Officer. For our chief executive officer, the Committee reviewed the market data provided by Watson Wyatt and developed a recommended increase in annual salary of 17%, based on performance, competitiveness and internal equity.

Annual Cash Incentive Bonuses

Annual cash bonuses are paid to executive officers as short-term incentive awards based on the achievement of certain financial performance goals. Our cash bonus program achieves our compensation objectives by rewarding executives for the financial success of our business; thereby linking the interests of executives to our overall business strategies and goals.

In February 2006, the Committee established target cash award opportunities for fiscal 2006, as a percentage of base salary, for each of the Named Executive Officers (100% for Messrs. Hickey and Lee, 85% for Mr. Benn, 60% for Ms. Johnson and 50% for Mr. Martin). The targets established for Mr. Hickey, Jr. and Mr. Lee, Jr. were made pursuant to the terms of the Company’s Executive Incentive Plan, a shareholder approved incentive plan that permits the grant of awards that are intended to meet the exemption for performance-based compensation under Section 162(m) of the Code (the “Executive Plan”). Other than Mr. Martin, the Named Executive Officers

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earn the bonus awards based on the Company’s performance against a set target for growth in adjusted earnings per share of 17.9% in fiscal 2006 over 2005. Mr. Martin’s bonus award was based on a combination of our adjusted earnings per share and the performance against financial targets for The Capital Grille concept. The performance goals for The Capital Grille were set with the intent of requiring a similar level of financial performance as required for the Company to achieve the 17.9% growth in adjusted earnings per share. Actual bonus amounts earned can range from 0% of target for performance below a threshold to 200% of target for exceptional performance. The bonuses earned by our Named Executive Officers for fiscal 2006, which were paid in February of 2007, are disclosed in the Summary Compensation Table below.

Long-Term Equity Awards

Our Named Executive Officers receive equity based compensation in the form of stock options, restricted stock and performance-based restricted stock units. Long-term equity incentive awards are an important component of our compensation program because they encourage executives to manage the business from the perspective of owners with an equity stake in our Company, thereby providing a link between compensation and stock price appreciation. For example, stock options provide no value to the executive unless our stock price increases after the grants are made. These incentives also help us to retain qualified executives, because the awards are generally forfeited to the extent unvested if the executive leaves before such awards become fully vested.

Historically, we have granted stock option or restricted stock awards when an executive commences employment. In addition, Named Executive Officers receive annual stock option and restricted stock awards. These grants are generally made in February after we have confirmed the financial performance of our Company for the prior fiscal year. Stock options and restricted stock vest with the passage of time and provide a strong retention tool for our Company, while providing a link between compensation and stock price appreciation. All such awards are approved by the Compensation Committee under our Amended and Restated 2002 Long-Term Incentive Plan, and the exercise prices of stock options is not less than the fair market value of our Common Stock on the grant date. All executive officers received stock options and restricted stock in fiscal 2006.

In fiscal 2006, the Compensation Committee reevaluated our award practices under our long-term incentive programs and the composition of awards provided under such programs. The Committee established a new three-year long-term compensation program that awarded PBRSUs to executives, which PBRSUs will convert into a number of shares of Common Stock based upon adjusted earnings per share and revenue growth over the 2006, 2007 and 2008 fiscal years, thereby strengthening the link between compensation and organizational performance measures. On February 8, 2006, our Board of Directors amended the RARE Hospitality International, Inc. Executive Officer Performance Incentive Plan (the “PIP Plan”) to allow for the grant of PBRSUs. The Compensation Committee approved the grant of PBRSUs to each of the executive officers and reduced the number of stock options and restricted stock shares granted to the executive officers in fiscal 2006 relative to the number and dollar value of such awards made for fiscal 2005. The Compensation Committee’s decision to award PBRSUs reflects shifting market practices and was consistent with the recommendations of Watson Wyatt. The aggregate dollar value of the stock-based compensation award to each of the executive officers was allocated between stock options, restricted stock and PBRSUs in a 40%/20%/40% ratio based on the recommendation of Watson Wyatt.

PBRSUs convert to shares of Common Stock, and may vest for up to 150% of the target level, if certain levels of adjusted earnings per share and revenue growth are achieved during the three-year performance period. The awards will be forfeited if our Company’s performance is below threshold levels at the end of the three-year performance period. Conversion of the PBRSU grants, which were awarded in fiscal 2006, into shares of Company Common Stock will be made after we have confirmed the financial performance of our Company for the 2008 fiscal year. For more information regarding these long-term incentives granted to our Named Executive Officers in fiscal 2006, including the target number of PBRSUs awarded to each Named Executive Officer,

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please see the “Grants of Plan-based Awards” and “Outstanding Equity Awards at Fiscal Year-End” tables and the related footnotes below.

Perquisites and Other Benefits

Our Named Executives Officers are eligible for certain modest perquisites, which include life and long-term disability insurance disclosed in the “Summary Compensation Table.” The perks we provide are similar to those provided to executive officers in the Peer Group. We use this supplemental component of compensation as an incentive to attract and retain top executives.

We maintain benefit plans in order to provide our executives with reasonable protection against ill health, disability, retirement and death, all of which can interrupt the executive’s employment or income. Our benefit plans help us to attract, motivate, and retain our executives by providing the necessary supplemental components of compensation that are competitive with compensation at other companies in the Peer Group.

Nonqualified Deferred Compensation

We maintain a Supplemental Deferred Compensation Plan (the “Supplemental Plan”), which is a nonqualified plan that allows directors, officers and highly compensated employees to defer receipt of a portion of their compensation that cannot be deferred under the Company’s existing 401(k) plan and contribute such amounts to one or more investment funds. The Supplemental Plan is designed specifically for management, and is intended to provide some level of replacement income upon retirement. This plan is described in more detail in the “Nonqualified Deferred Compensation” table below.

Insurance and Other Benefit Plans

Our Named Executive Officers participate in various benefit plans on the same basis as other full-time employees of our Company, such as medical, dental, vision, short and long-term disability and life insurance plans.

Severance Payments

We provide severance payments to our Named Executive Officers in the event of termination of their employment, as detailed in the employment agreement descriptions and the Potential Payments Upon Termination or Change in Control Table, both of which appear below under “Potential Payments Upon Termination or Change in Control.” We believe these severance payment arrangements provide employment security and encourage the objective evaluation of potential changes to the Company’s strategy and structure.

The severance payments provided under these agreements reflects a severance package that takes into account the significance of the positions held by each executive officer. We believe a continuation of certain health and welfare benefits is reasonable to allow an executive time to find replacement coverage following termination. We also consider the vesting of stock options and restricted stock reasonable where such executive has been terminated without cause and would otherwise have been entitled to exercise such options had he or she continued employment with our Company.

Change in Control Payments

Pursuant to their employment agreements, Messrs. Hickey, Jr., Lee, Jr. and Benn will be entitled to increased benefits in the event that a termination of employment follows a change in control of the Company, as described in more detail in the employment agreement descriptions, which appear below under “Potential Payments Upon Termination or Change in Control—Employment Contracts.” These change-in-control payments are designed to attract and retain qualified executives who might not otherwise join or remain with our Company without financial protection in the event that they are forced out of the Company following a change in control.

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These provisions are also intended to provide for continuity of management in the event of a change in control of our Company. The change-in-control payments have a double trigger, which requires (i) an actual change in control to occur and (ii) a termination, relocation of our headquarters or significant reduction in the executive’s responsibilities triggered within 12 or 18 months after a change in control actually occurs. In establishing these triggers, our objectives were to provide reasonable protection from any adverse consequences to the Named Executive Officer in the event of a change in control of our Company. We did this within reason by limiting the payment time frame to 12 or 18 months, as applicable, and providing that a payment will only be owed in the event of certain terminations, which would have the effect of putting the executive in a different position than that which he or she elected upon accepting employment with the Company.

Stock Ownership Policy

We believe it is important for management and board members to have an equity stake in our Company. Accordingly, we have instituted a 1,000 share minimum holding requirement for the ownership of our securities by each of our executive officers and members of the Board of Directors.

Tax and Accounting Considerations

The accounting and tax treatment of compensation generally has not been a factor in determining the amounts of compensation for our executive officers. However, the Compensation Committee and management have considered the accounting and tax impact of various program designs to balance the potential cost to us with the benefit/value to the executive.

Section 162(m) of the Code generally limits to $1 million the deduction that can be claimed by a publicly held company for compensation paid to such company’s chief executive officer and its four other highest paid executive officers. Section 162(m) specifically exempts certain performance-based compensation from the deduction limit. It is the Compensation Committee’s intent to maximize the deductibility of executive compensation while retaining the discretion necessary to compensate executive officers in a manner commensurate with performance and the competitive market of executive talent.

On February 8, 2006, our board of directors amended our PIP Plan to allow for the grant of PBRSUs. We have structured our PIP Plan, as amended, to be consistent with the terms of Section 162(m), so that taxable compensation derived from performance-based equity compensation under the plan should qualify as performance-based under Section 162(m) and be fully deductible.

With the adoption of SAFS No. 123(R), we do not expect accounting treatment of differing forms of equity awards to vary significantly and, therefore, accounting treatment is not expected to have a material effect on the selection of forms of compensation.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee has recommended to the full Board of Directors that the Compensation Discussion and Analysis be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and the Company’s 2007 Proxy Statement for filing with the U.S. Securities and Exchange Commission.

COMPENSATION COMMITTEE:

James D. Dixon (Chairman)

Don L. Chapman

Carolyn H. Byrd

Lewis H. Jordan

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EXECUTIVE COMPENSATION

The following table presents certain summary information concerning compensation paid or accrued by the Company for services rendered in all capacities during the fiscal year ended December 31, 2006 for the Named Executive Officers.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year(1)	Salary	Stock Awards(2)	Option Awards(2)	Non- Equity Incentive Plan Compen- sation	All Other Compen- sation(3)	Total
Philip J. Hickey, Jr.	2006	$737,019	$354,444	$602,630	$588,077	$14,918	$2,297,088
Chairman of the Board of Directors and Chief Executive Officer

Eugene I. Lee, Jr.	2006	478,173	283,556	609,134	381,846	9,059	1,761,768
President and Chief Operating Officer and Director

W. Douglas Benn	2006	358,578	141,778	336,071	243,403	8,837	1,088,667
Executive Vice President, Finance and Chief Financial Officer

Joia M. Johnson(4)	2006	335,769	88,611	213,816	160,892	7,411	806,499
Executive Vice President, General Counsel and Secretary

M. John Martin	2006	274,519	73,754	190,847	218,281	20,747	778,148
President, The Capital Grille

(1)	The Company operates on a 52- or 53- week fiscal year. Fiscal 2006 contained 53 weeks. Amounts disclosed reflect earnings during the respective fiscal period.
(2)	Represents the amount recognized by the Company as expense for financial statement reporting purposes during fiscal 2006 for awards of restricted stock and stock options, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. The fair values of these awards and the amounts expensed in fiscal 2006 were determined in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004) Share-Based Payment (123R). The awards for which expense is shown in this table include the awards described in the “Grants of Plan-Based Awards” table, as well as awards granted in fiscal 2004 and fiscal 2005 for which we continued to recognize expense in fiscal 2006. These amounts were calculated using the valuation models and methodologies described in Note 3 to the Company’s Consolidated Financial Statements included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2006.
(3)	The amounts for Messrs. Hickey, Jr., Lee, Jr., Benn, Martin and Ms. Johnson, include insurance premiums paid by the Company in the amount of $9,418, $3,559, $3,745, $3,247 and $1,911, respectively, as well as the Company match for deferred compensation in the amount of $5,500, $5,500, $5,092, $5,500, and $5,500, respectively. The amount for Mr. Martin also includes $12,000 for an automobile allowance.
(4)	Ms. Johnson resigned from the Company in January 2007.

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POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table illustrates compensation the Named Executive Officers would have received under different scenarios if their employment had terminated as of December 31, 2006:

	Voluntary Termination	Termination Upon Death of Executive	Termination after Executive Becomes Disabled	Resignation Due to Change in Control	Company Termination of Executive Other
Philip J. Hickey, Jr.
Severance Payment(1)	$—	$—	$178,767	$2,175,000	$1,087,500
Bonus(2)	—	588,077	588,077	451,755	588,077
Equity Awards(3)	—	584,083	584,083	584,083	584,083
Medical(4)	—	19,627	19,627	14,720	9,814
Deferred Compensation(5)	264,706	264,706	264,706	264,706	264,706

Total	$264,706	$1,456,493	$1,635,261	$3,490,265	$2,534,180

Eugene I. Lee, Jr.
Severance Payment(1)	$—	$—	$115,890	$1,410,000	$705,000
Bonus(2)	—	381,846	381,846	298,140	381,846
Equity Awards(3)	—	523,137	523,137	523,137	523,137
Medical(4)	—	19,627	19,627	14,720	9,814
Deferred Compensation(5)	396,847	306,849	306,948	306,948	306,948

Total	$306,948	$1,231,558	$1,347,449	$2,552,945	$1,926,745

W. Douglas Benn
Severance Payment(1)	$—	$—	$86,795	$704,000	$352,000
Bonus(2)	—	243,403	243,403	190,316	243,403
Equity Awards(3)	—	275,526	275,526	275,526	275,526
Medical(4)	—	19,627	19,627	14,720	9,814
Deferred Compensation(5)	308,208	308,208	308,208	308,208	308,208

Total	$308,208	$846,764	$933,559	$1,492,771	$1,188,951

Joia M. Johnson(6)
Severance Payment(1)	$—	$—	$81,370	$660,000	$330,000
Bonus(2)	—	160,892	160,892	122,066	160,892
Equity Awards(3)	—	200,225	200,225	200,225	200,225
Medical(4)	—	19,627	19,627	14,720	9,814
Deferred Compensation(5)	151,138	151,138	151,138	151,138	151,138

Total	$151,138	$531,882	$613,252	$1,148,149	$852,069

M. John Martin
Severance Payment(1)	$—	$—	$220,000	$275,000	$275,000
Bonus(2)	—	218,281	218,281	79,312	218,281
Equity Awards(3)	—	—	—	—	—
Medical(4)	—	—	—	—	—
Deferred Compensation(5)	312,909	312,909	312,909	312,909	312,909

Total	$312,909	$531,190	$751,190	$667,221	$806,190

(1)	Represents the executive’s severance assuming a termination date of December 31, 2006.
(2)	Represents the prorated portion of the bonus that the executive had earned as of 12/31/06.
(3)	Represents the dollar value of the equity awards held by the executive that would have vested within the next 24 months solely due to the passage of time using the closing stock price as of December 29, 2006. These awards would accelerate vesting upon termination.

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(4)	Represents the medical benefits that would be paid by the Company on the executive’s behalf.
(5)	Represents the vested balance in the executive’s Supplemental Deferred Compensation Plan as of December 31, 2006.
(6)	Ms. Johnson’s employment was terminated in January of 2007, at which time she received $160,892, which related to the bonus earned for service in fiscal 2006.

Employment Contracts.

The material terms of all employment agreements with the Company’s Named Executive Officers continuing in service are described below.

Through its subsidiary, RARE Hospitality Management, Inc., the Company and Philip J. Hickey, Jr. (“Mr. Hickey, Jr.”), Chairman of the Board of Directors and Chief Executive Officer of the Company, are parties to an employment agreement dated April 28, 2003, which was most recently amended on December 15, 2006 (the “Hickey, Jr. Employment Agreement”), which provides for a term ending July 1, 2008, unless renewed on or before January 1, 2008. Mr. Hickey, Jr. currently receives an annual salary of $746,700. During the term of the Hickey, Jr. Employment Agreement, Mr. Hickey, Jr. is eligible for a bonus of not less than 100% of his salary. He currently receives an annual bonus of up to 200% of his annual salary as determined and paid in accordance with a bonus program for the executive officers of the Company. The Hickey, Jr. Employment Agreement requires that Mr. Hickey, Jr. be eligible to receive stock options of the Company, and also provides certain death and disability benefits. In the event that the Company terminates Mr. Hickey, Jr.’s employment without Cause (as defined in the Hickey, Jr. Employment Agreement), (i) Mr. Hickey, Jr. will continue to receive his Base Salary (as defined in the Hickey, Jr. Employment Agreement) for a period of 18 months, (ii) Mr. Hickey, Jr. will receive the bonus to which he would have been entitled for the then-fiscal year if he had been employed on the date bonuses were distributed, calculated pro rata based upon days worked during the then-current fiscal year, (iii) all of Mr. Hickey, Jr.’s stock options and restricted stock that otherwise would have vested solely with the passage of time within 24 months after such termination will become immediately vested, and (iv) the Company will continue to provide health and welfare benefits to Mr. Hickey, Jr. and his immediate family for a period of 12 months after termination of the Hickey, Jr. Employment Agreement. In the event that, within 18 months following a Change in Control (as defined in the Hickey, Jr. Employment Agreement), Mr. Hickey, Jr.’s employment is terminated, Mr. Hickey, Jr.’s responsibilities are substantially reduced or the Company moves its corporate headquarters away from Atlanta, GA, the Hickey, Jr. Employment Agreement will terminate, and (i) Mr. Hickey, Jr. will receive a lump sum payment equal to the average of his bonus for the two prior fiscal years, and he will continue to receive his then Base Salary (as defined in the Hickey, Jr. Employment Agreement) for a period of 36 months, (ii) all of Mr. Hickey Jr.’s stock options and restricted stock that otherwise would have vested solely with the passage of time within 24 months after such termination will become immediately vested and exercisable, and any such stock options shall thereafter continue or expire in accordance with their original terms, and (iii) the Company will continue to provide health and welfare benefits to Mr. Hickey, Jr. and his immediate family for a period of 18 months after the termination date.

Through its subsidiary, RARE Hospitality Management, Inc., the Company and Eugene I. Lee, Jr. (“Mr. Lee, Jr.”), President and Chief Operating Officer of the Company, are parties to an employment agreement dated April 28, 2003, which was most recently amended on December 15, 2006 (the “Lee, Jr. Employment Agreement”), which provides for a term ending July 1, 2008, unless renewed on or before January 1, 2008. Mr. Lee, Jr. currently receives an annual salary of $484,000. During the term of the Lee, Jr. Employment Agreement, Mr. Lee, Jr. is eligible for a bonus of not less than 100% of his salary. He currently receives an annual bonus of up to 200% of his annual salary as determined and paid in accordance with a bonus program for the executive officers of the Company. The Lee, Jr. Employment Agreement requires that Mr. Lee, Jr. be eligible to receive stock options of the Company, and also provides certain death and disability benefits. In the event that the Company terminates Mr. Lee, Jr.’s employment without Cause (as defined in the Lee, Jr. Employment Agreement), (i) Mr. Lee, Jr. will continue to receive his Base Salary (as defined in the Lee, Jr. Employment Agreement) for a period of 18 months, (ii) Mr. Lee, Jr. will receive the bonus to which he would have been

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entitled for the then-fiscal year if he had been employed on the date bonuses were distributed, calculated pro rata based upon days worked during the then-current fiscal year, (iii) all of Mr. Lee, Jr.’s stock options and restricted stock that otherwise would have vested solely with the passage of time within 24 months after such termination will become immediately vested, and (iv) the Company will continue to provide health and welfare benefits to Mr. Lee, Jr. and his immediate family for a period of 12 months after termination of the Lee, Jr. Employment Agreement. In the event that, within 18 months following a Change in Control (as defined in the Lee, Jr. Employment Agreement), Mr. Lee, Jr.’s employment is terminated, Mr. Lee, Jr.’s responsibilities are substantially reduced or the Company moves its corporate headquarters away from Atlanta, GA, the Lee, Jr. Employment Agreement will terminate, and (i) Mr. Lee, Jr. will receive a lump sum payment equal to the average of his bonus for the two prior fiscal years, and he will continue to receive his then Base Salary (as defined in the Lee, Jr. Employment Agreement) for a period of 36 months, (ii) all of Mr. Lee, Jr.’s stock options and restricted stock that otherwise would have vested solely with the passage of time within 24 months after such termination will become immediately vested and exercisable, and any such stock options shall thereafter continue or expire in accordance with their original terms, and (iii) the Company will continue to provide health and welfare benefits to Mr. Lee, Jr. and his immediate family for a period of 18 months after the termination date.

Through its subsidiary, RARE Hospitality Management, Inc., the Company and W. Douglas Benn (“Mr. Benn”), Executive Vice President, Finance and Chief Financial Officer of the Company, are parties to an employment agreement dated April 28, 2003, which was most recently amended on December 15, 2006 (the “Benn Employment Agreement”), which provides for a term ending July 1, 2008, unless renewed on or before January 1, 2008. Mr. Benn currently receives an annual salary of $362,560. During the term of the Benn Employment Agreement, Mr. Benn is eligible for a bonus of not less than 85% of his salary. He currently receives an annual bonus of up to 170% of his annual salary as determined and paid in accordance with a bonus program for the executive officers of the Company. The Benn Employment Agreement requires that Mr. Benn be eligible to receive stock options of the Company, and also provides certain death and disability benefits. In the event that the Company terminates Mr. Benn’s employment without Cause (as defined in the Benn Employment Agreement), (i) Mr. Benn will continue to receive his Base Salary (as defined in the Benn Employment Agreement) for a period of 12 months, (ii) Mr. Benn will receive the bonus to which he would have been entitled for the then-fiscal year if he had been employed on the date bonuses were distributed, calculated pro rata based upon days worked during the then-current fiscal year, (iii) all of Mr. Benn’s stock options and restricted stock that otherwise would have vested solely with the passage of time within 24 months after such termination will become immediately vested, and (iv) the Company will continue to provide health and welfare benefits to Mr. Benn and his immediate family for a period of 12 months after termination of the Benn Employment Agreement. In the event that, within 18 months following a Change in Control (as defined in the Benn Employment Agreement), Mr. Benn’s employment is terminated, Mr. Benn’s responsibilities are substantially reduced or the Company moves its corporate headquarters away from Atlanta, GA, the Benn Employment Agreement will terminate, and (i) Mr. Benn will receive a lump sum payment equal to the average of his bonus for the two prior fiscal years, and he will continue to receive his then Base Salary (as defined in the Benn Employment Agreement) for a period of 24 months, (ii) all of Mr. Benn’s stock options and restricted stock that otherwise would have vested solely with the passage of time within 24 months after such termination will become immediately vested and exercisable, and any such stock options shall thereafter continue or expire in accordance with their original terms, and (iii) the Company will continue to provide health and welfare benefits to Mr. Benn and his immediate family for a period of 18 months after the termination date.

Through its subsidiary, Capital Grille Holdings, Inc., the Company and M. John Martin (“Mr. Martin”), President-The Capital Grille, entered into an employment agreement (the “Martin Employment Agreement”) dated October 27, 2004. The Martin Employment Agreement provides for termination at the will of the Company or Mr. Martin. Mr. Martin currently receives an annual salary of $297,000 and a monthly car allowance of $1,000. Under the Martin Employment Agreement, Mr. Martin is eligible for a bonus determined and paid in accordance with the bonus program for employees of the Company, as approved by the Company from time to time. The Martin Employment Agreement requires that Mr. Martin be eligible to receive stock options of the Company, and also provides certain death and disability benefits. In the event that the Company terminates

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Mr. Martin’s employment without Cause (as defined in the Martin Employment Agreement), Mr. Martin will continue to receive his Base Salary (as defined in the Martin Employment Agreement) for a period of 12 months after the termination date. In the event that Mr. Martin’s employment is terminated within 12 months following a Change in Control (as defined in the Martin Employment Agreement), Mr. Martin will receive a lump sum payment equal to the sum of his bonus for the prior fiscal year and his then-current annual base salary.

Each of the Employment Agreements contains certain provisions relating to unauthorized disclosure of confidential information, recognition of proprietary rights, non-competition and non-solicitation. Without consent of the Company, Messrs. Hickey, Jr. and Lee, Jr. may not compete with the Company during their employment and for a period of 18 months thereafter. Without consent of the Company, Messrs. Benn and Martin may not compete with the Company during their employment and for a period of 12 months thereafter.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2006

The following table presents information on grants of stock options during the fiscal year ended December 31, 2006 to the Named Executive Officers.

		Estimated Future Payouts Under Non-equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units		All Other Option Awards: Number of Securities Underlying Options		Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards(3)
Name	Grant Date	Threshold	Target	Maximum	Threshold	Target	Maximum
Philip J. Hickey, Jr.		$147,019	$735,096	$1,470,193	—	—	—	—		—		—	—
	2/8/06	—	—	—	—	—	—	—		54,734	(6)	$31.50	$500,000
	2/8/06	—	—	—	—	—	—	15,873	(4)	—		—	$500,000
	2/8/06	—	—	—	—	—	—	—		48,166	(7)	$31.50	$440,000
	2/8/06	—	—	—	—	—	—	6,984	(5)	—		—	$220,000
	2/8/06	—	—	—	6,984	13,968	20,952	—		—		—	—

Eugene I. Lee, Jr.		95,462	477,308	954,615	—	—	—	—		—		—	—
	2/8/06	—	—	—	—	—	—	—		43,787	(6)	$31.50	$400,000
	2/8/06	—	—	—	—	—	—	12,698	(4)	—		—	$400,000
	2/8/06	—	—	—	—	—	—	—		38,533	(7)	$31.50	$352,000
	2/8/06	—	—	—	—	—	—	5,587	(5)	—		—	$176,000
	2/8/06	—	—	—	5,587	11,174	16,761	—		—		—	—

W. Douglas Benn		71,589	357,946	715,892	—	—	—	—		—		—	—
	2/8/06	—	—	—	—	—	—	—		21,893	(6)	$31.50	$200,000
	2/8/06	—	—	—	—	—	—	6,349	(4)	—		—	$200,000
	2/8/06	—	—	—	—	—	—	—		19,266	(7)	$31.50	$176,000
	2/8/06	—	—	—	—	—	—	2,793	(5)	—		—	$88,000
	2/8/06	—	—	—	2,794	5,587	8,381	—		—		—	—

Joia M. Johnson (8)		67,038	335,192	670,385	—	—	—	—		—		—	—
	2/8/06	—	—	—	—	—	—	—		13,683	(6)	$31.50	$125,000
	2/8/06	—	—	—	—	—	—	3,968	(4)	—		—	$125,000
	2/8/06	—	—	—	—	—	—	—		12,041	(7)	$31.50	$110,000
	2/8/06	—	—	—	—	—	—	1,746	(5)	—		—	$55,000
	2/8/06	—	—	—	1,746	3,492	5,238	—		—		—	—

M. John Martin		53,731	268,654	537,308	—	—	—	—		—		—	—
	2/8/06	—	—	—	—	—	—	—		11,973	(6)	$31.50	$109,375
	2/8/06	—	—	—	—	—	—	3,472	(4)	—		—	$109,375
	2/8/06	—	—	—	—	—	—	—		9,633	(7)	$31.50	$88,000
	2/8/06	—	—	—	—	—	—	1,396	(5)	—		—	$44,000
	2/8/06	—	—	—	1,397	2,793	4,190	—		—		—	—

(1)

Represents threshold, target and maximum payout levels under our annual cash incentive program for fiscal 2006 performance. The actual amount earned by each Named Executive Officer in fiscal 2006 is reported

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under the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table. For more information regarding our annual incentive program, see the discussion above under “Compensation Discussion and Analysis.”

(2)	Represents threshold, target and maximum number of PBRSUs that may be earned on the Company’s achievement of performance goals relating to growth in earnings per share and revenue over a three-year performance period ending on December 28, 2008. Each earned PBRSU represents the right to receive one share of the Company’s Common Stock on February 8, 2009. Dividends paid on the Company’s Common Stock will accrue with respect to the PBRSUs and dividends accrued with respect to earned PBRSUs will be paid in cash to the holder when the PBRSUs are converted to shares of the Company’s Common Stock. For more information regarding our long-term incentive program and the PBRSUs, see the discussion above under “Compensation Discussion and Analysis.”
(3)	Represents the grant date fair value of the award determined in accordance with FAS 123R.
(4)	These restricted shares of the Company’s Common Stock vest in three equal annual installments beginning on the first anniversary of the date of grant. The restricted shares have full dividend and voting rights.
(5)	These restricted shares of the Company’s Common Stock vest on the third anniversary of the date of grant. The restricted shares have full dividend and voting rights.
(6)	These options to purchase shares of the Company’s Common Stock vest and become exercisable in three equal annual installments beginning on the first anniversary of the date of grant.
(7)	These options to purchase shares of the Company’s Common Stock vest and become exercisable in three annual installments, 25% on each of the first and second anniversary of the date of grant and 50% on the third anniversary of the date of grant.
(8)	None of the awards listed for Ms. Johnson vested prior to her leaving the Company.

OUTSTANDING EQUITY AWARDS AT 2006 FISCAL YEAR-END

The following table presents information with respect to outstanding equity awards held by the Named Executive Officers at December 31, 2006.

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested		Market Value of Shares or Units of Stock that Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested
Philip J. Hickey, Jr.	53,299	—		$6.67	10/29/07	—		—	—		—
	416,250	—		8.53	12/27/09	—		—	—		—
	7,785	—		13.17	6/28/10	—		—	—		—
	75,000	—		15.03	12/30/11	—		—	—		—
	44,872	—		17.38	7/1/12	—		—	—		—
	12,937	—		18.30	12/30/12	—		—	—		—
	33,500	16,500	(1)	26.81	7/20/14	—		—	—		—
	20,444	39,686	(2)	31.72	2/8/15	—		—	—		—
	—	54,734	(3)	31.50	2/8/16	—		—	—		—
	—	48,166	(4)	31.50	2/8/16	—		—	—		—
	—	—		—	—	15,873	(9)	$522,698	—		—
	—	—		—	—	6,984	(10)	$229,983	—		—
	—	—		—	—	—		—	13,968	(11)	$459,966

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Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested		Market Value of Shares or Units of Stock that Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested
Eugene I. Lee, Jr.	24,800	—		$8.53	12/27/09	—		—	—		—
	224,999	—		14.88	12/31/10	—		—	—		—
	33,750	—		17.38	7/1/12	—		—	—		—
	28,125	—		21.64	6/30/13	—		—	—		—
	19,597	9,653	(5)	27.14	2/10/14	—		—	—		—
	26,800	13,200	(1)	26.81	7/20/14	—		—	—		—
	16,355	31,749	(2)	31.72	2/8/15	—		—	—		—
	—	43,787	(3)	31.50	2/8/16	—		—	—		—
	—	38,533	(4)	31.50	2/8/16	—		—	—		—
	—	—		—	—	12,698	(9)	$418,145	—		—
	—	—		—	—	5,587	(10)	$183,980	—		—
	—	—		—	—	—		—	11,174	(11)	$367,960

W. Douglas Benn	59,390	—		$8.53	12/27/09	—		—	—		—
	112,499	—		14.88	12/31/10	—		—	—		—
	25,312	—		17.38	7/1/12	—		—	—		—
	30,880	—		18.30	12/30/12	—		—	—		—
	21,094	—		21.64	6/30/13	—		—	—		—
	14,697	7,240	(5)	27.14	2/10/14	—		—	—		—
	13,400	6,600	(1)	26.81	7/20/14	—		—	—		—
	8,177	15,875	(2)	31.72	2/8/15	—		—	—		—
	—	21,893	(3)	31.50	2/8/16	—		—	—		—
	—	19,266	(4)	31.50	2/8/16	—		—	—		—
	—	—		—	—	6,349	(9)	$209,073	—		—
	—	—		—	—	2,793	(10)	$91,973	—		—
	—	—		—	—	—		—	$5,587	(11)	$183,980

Joia M. Johnson	500	—		$14.88	12/31/10	—		—	—		—
	14,062	—		21.64	6/30/13	—		—	—		—
	20,000	—		24.61	12/10/13	—		—	—		—
	9,798	4,827	(5)	27.14	2/10/14	—		—	—		—
	8,375	4,125	(1)	26.81	7/20/14	—		—	—		—
	5,111	9,922	(2)	31.72	2/8/15	—		—	—		—
	—	13,683	(3)	31.50	2/8/16	—		—	—		—
	—	12,041	(4)	31.50	2/8/16	—		—	—		—
	—	—		—	—	3,968	(9)	$130,666	—		—
	—	—		—	—	1,746	(10	$57,496	—		—
	—	—		—	—	—		—	3,492	(11)	$114,992

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Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested		Market Value of Shares or Units of Stock that Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested
M. John Martin	1,080	—		$12.02	10/25/11	—		—	—		—
	2,106	—		16.02	4/1/12	—		—	—		—
	2,989	—		17.38	7/1/12	—		—	—		—
	775	—		15.61	9/30/12	—		—	—		—
	4,307	—		18.30	12/30/12	—		—	—		—
	3,234	—		18.56	3/31/13	—		—	—		—
	3,233	—		21.64	6/30/13	—		—	—		—
	5,175	—		22.40	10/21/13	—		—	—		—
	2,166	1,068	(5)	27.14	2/10/14	—		—	—		—
	1,914	943	(6)	26.15	4/20/14	—		—	—		—
	1,914	943	(1)	26.81	7/20/14	—		—	—		—
	16,500	8,500	(7)	28.60	9/9/14	—		—	—		—
	1,914	943	(8)	30.19	10/19/14	—		—	—		—
	1,943	3,772	(2)	31.72	2/8/15	—		—	—		—
	—	11,973	(3)	31.50	2/8/16	—		—	—		—
	—	9,633	(4)	31.50	2/8/16	—		—	—		—
	—	—		—	—	3,472	(9)	$114,333	—		—
	—	—		—	—	1,396	(10)	$45,970	—		—
	—	—		—	—	—		—	2,793	(11)	$91,973

(1)	These options were granted on July 20, 2004 and vest and become exercisable in three equal annual installments beginning on the first anniversary of the date of grant.
(2)	These options were granted on February 8, 2005 and vest and become exercisable in three equal annual installments beginning on the first anniversary of the date of grant.
(3)	These options were granted on February 8, 2006 and vest and become exercisable in three equal annual installments beginning on the first anniversary of the date of grant.
(4)	These options were granted on February 8, 2006 and vest and become exercisable over a three year period from the grant date as follows; 25% on the first and second anniversary and 50% on the third anniversary.
(5)	These options were granted on February 10, 2004 and vest and become exercisable in three equal annual installments beginning on the first anniversary of the date of grant.
(6)	These options were granted on April 20, 2004 and vest and become exercisable in three equal annual installments beginning on the first anniversary of the date of grant.
(7)	These options were granted on September 9, 2004 and vest and become exercisable in three equal annual installments beginning on the first anniversary of the date of grant.
(8)	These options were granted on October 19, 2004 and vest and become exercisable in three equal annual installments beginning on the first anniversary of the date of grant.
(9)	These restricted shares of the Company’s Common Stock were granted on February 8, 2006 and vest in three equal annual installments beginning on the first anniversary of the date of grant.
(10)	These restricted shares of the Company’s Common Stock were granted on February 8, 2006 and vest on the third anniversary of the date of grant.
(11)	Amounts represent the target number of performance-based restricted stock units that may be earned based on the Company’s achievement of performance goals relating to growth in earnings per share and revenue over a three-year performance period ending on December 28, 2008.

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OPTION EXERCISES AND STOCK VESTED

The following table presents information with respect to stock options exercised and the value realized by the Named Executive Officers during fiscal 2006.

	Option Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)
Philip J. Hickey, Jr.	5,752	$74,258
	7,969	136,456
	40,000	1,008,332
	20,000	500,066
	73,721	$1,719,112

Eugene I. Lee, Jr.	30,000	$711,810
	15,000	338,055
	45,000	$1,049,865

W. Douglas Benn	2,890	$73,443
	4,110	94,970
	2,000	46,624
	2,000	47,224
	11,000	$262,260

Joia M. Johnson	500	$8,690
	779	13,539
	5,722	99,447
	1,794	25,035
	3,257	43,090
	1,743	23,060
	13,795	212,861

M. John Martin	5,000	$120,220
	5,000	115,570
	7,000	166,557
	1,000	19,695
	18,000	$422,041

(1)	“Value Realized” represents the amount equal to the excess of the fair market value of the shares at the time of exercise over the exercise price.

NONQUALIFIED DEFERRED COMPENSATION

The following table provides information regarding the accounts of the Named Executive Officers under the Company’s non-qualified supplemental deferred compensation plan:

Name	Executive Contributions in Last FY(1)	Registrant Contributions in Last FY(2)	Aggregate Earnings in Last FY	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE
Philip J. Hickey, Jr.	$50,000	$5,500	$10,915	$—	$264,706
Eugene I. Lee, Jr.	50,000	5,500	35,175	—	306,948
W. Douglas Benn	50,000	5,092	28,242	—	308,208
Joia M. Johnson	19,784	5,500	11,051	—	151,138
M. John Martin	50,000	5,500	34,736	—	312,909

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(1)	Amounts represent voluntary deferrals of salary, bonus, or a combination of both salary and bonus under the Company’s Supplemental Deferred Compensation Plan. Contributions of deferred salary are reported as 2006 income in the Salary column of the Summary Compensation Table but contributions of deferred bonus would be reported as compensation in 2005.
(2)	Amounts represent Company matching contributions under the Company’s Supplemental Deferred Compensation Plan. These amounts are reported as 2006 income in the All Other Compensation column of the Summary Compensation Table.

The maximum aggregate amount deferred under the Supplemental Plan cannot exceed the lesser of 20% of annual compensation or $50,000. The Company makes quarterly matching contributions in an amount equal to 50% of the first 5% of employee compensation contributed, with a maximum annual Company contribution of the lesser of 2.5% of employee compensation or $5,500 per year.

Participants have the option of electing several different investment options under the Supplemental Plan. These investment options are substantially similar to the investment options available under the Company’s 401(k) plan. The Company’s executives are not entitled to participate in the Company’s 401(k) plan. Participants can change their investment options daily by contacting the Supplemental Plan administrator. The Company does not consider any of the earnings credited to the compensation deferred under the Supplemental Plan to be above-market or preferential as defined by the SEC.

At the time of making their deferral elections, Participants may elect to defer their payments until a specified date or until the date they cease to be an employee or director of the Company. Further, the participants may elect to receive their distribution as a lump sum or in ten approximately equal annual installments. If a participant dies before beginning to receive any payments, the participant’s account balance will be paid to the participant’s designated beneficiary or estate.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal 2006, Messrs. Chapman, Dixon and Holbrook served on the Compensation Committee. None of them were an officer or employee of the Company or any of its subsidiaries in fiscal 2006, nor any time prior thereto. During fiscal 2006, none of the members of the Compensation Committee had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K, and none of the executive officers served on the Compensation Committee (or equivalent) or the Board of Directors of another entity whose executive officer(s) served on the Board of Directors or the Compensation Committee of the Company’s Board of Directors.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee oversees the Company’s financial reporting process on behalf of the Board of Directors, and operates under a written charter adopted by the Board of Directors. The Company’s management has primary responsibility for the Company’s financial statements and reporting processes, including the systems of internal controls. The Company’s independent registered public accounting firm, KPMG LLP, is responsible for performing an independent integrated audit and issuing reports and opinions on the following:

•	the Company’s consolidated financial statements;

•	the Company’s internal control over financial reporting; and

•	management’s assessment of the effectiveness of the Company’s internal control over financial reporting.

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The Company has a full-time Internal Audit Department that reports to the Audit Committee and management, and is responsible for reviewing and evaluating the Company’s internal controls. The function of the Audit Committee is not to duplicate the activities of management, or the internal or external auditors, but to serve in a Board-level oversight role in which it provides advice, counsel, and direction to management and the Company’s independent registered public accounting firm. The Audit Committee has sole authority to select, evaluate and, if appropriate, to replace the Company’s independent registered public accounting firm.

The Audit Committee has implemented procedures that guide its activities during the course of each fiscal year and which are designed for it to devote the attention that it deems necessary or appropriate to fulfill its oversight responsibilities under the Audit Committee’s charter. To carry out its responsibilities, the Audit Committee met 12 times during fiscal 2006.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management and KPMG LLP disclosures made in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited consolidated financial statements and management’s assessment of the effectiveness of the Company’s internal control over financial reporting included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. This review included a discussion with management and KPMG LLP of the quality (rather than just the acceptability) of the accounting principles, the reasonableness of significant estimates and judgments, and the clarity and completeness of disclosures in the Company’s consolidated financial statements. Management represented to the Audit Committee that the Company’s consolidated financial statements, on which KPMG LLP issued an unqualified opinion, were prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee monitored the Company’s progress in complying with Section 404 of the Sarbanes-Oxley Act of 2002, including the Public Company Accounting Oversight Board’s Auditing Standard No. 2 regarding the audit of internal control over financial reporting. This oversight included the review of key initiatives and programs aimed at strengthening the effectiveness of the Company’s internal and disclosure control structure. As part of this process, the Audit Committee continued to monitor the scope and adequacy of the Company’s internal auditing program and steps taken to implement recommended improvements in internal procedures and controls.

The Audit Committee also discussed with KPMG LLP, the matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committees,” as amended. The Audit Committee has received from KPMG LLP, as required by Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committee,” (i) a written disclosure, indicating all relationships, if any, between KPMG LLP and its related entities and the Company and its related entities which, in the auditor’s professional judgment, reasonably may be thought to bear on the auditor’s independence, and (ii) a letter from KPMG LLP confirming that, in its professional judgment, it is independent of the Company. In addition, the Audit Committee discussed with KPMG LLP its independence from management and the Company, including the matters in the written disclosures required of KPMG LLP by Independence Standards Board Standard No. 1. The Audit Committee also considered whether the provision of services during 2006 by KPMG LLP that were unrelated to their audit of the financial statements during 2006 is compatible with maintaining KPMG LLP’s independence.

Additionally, the Audit Committee discussed with KPMG LLP the overall scope and plan for their audit. The Audit Committee met with KPMG LLP to discuss the results of their examinations, their evaluations of the Company’s internal controls and the overall quality of the Company’s financial reporting.

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In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 10-K for 2006 for filing with the U.S. Securities and Exchange Commission. The Audit Committee also recommended to the Board of Directors that the Company retain KPMG LLP as the Company’s independent registered public accounting firm for fiscal 2007.

AUDIT COMMITTEE:

Roger L. Boeve, Chairman

Ronald W. San Martin

Dick R. Holbrook

RELATED PARTY TRANSACTION POLICY AND PROCEDURES

Under the Company’s Policy on Related Party Transactions, the Audit Committee is responsible for reviewing and approving all related party transactions. This written policy applies to certain transactions involving over $5,000 or any group of transactions that can reasonably be foreseen to involve in excess of $10,000 in any one fiscal year with related parties, which includes our officers, directors and director nominees, and members of their immediate families. In determining whether to approve a related party transaction, the Audit Committee would take into account material facts of the transaction, including whether it is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely on a review of the copies of reports furnished to the Company, or written representations that no annual forms (Form 5) were required, the Company believes that, during the 2006 fiscal year, its officers, directors and 10% shareholders complied with all filing requirements for reporting to the SEC their ownership and changes in ownership of Common Stock (as required pursuant to Section 16(a) of the Exchange Act).

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